Click Here for Contents

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number: 001-12518

Banco Santander Central Hispano, S.A.
(Translation of registrant’s name into English)

Plaza de Canalejas, 1
28014 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Central Hispano, S.A.

TABLE OF CONTENTS

Item

1.	Santander Group Second Quarter 2004 Report.

2.	Press release dated July 26, 2004, titled “Grupo Santander registers first half net attributable profit of EUR 1,910 million”.

Back to Contents

Item 1

Quarterly Report 2004

January | February | March | April | May | June | July | August | September | October | November | December

Grupo Santander

Back to Contents

2	Grupo Santander January - June 2004

Key consolidated data

Key consolidated data

	Jan-Jun 04	Jan-Jun 03	Var. (%)	2003

Balance sheet (Million euros)
Total assets	356,860.6	341,998.5	4.35	351,790.5

Loans	187,083.4	169,040.2	10.67	172,504.0

Total customer funds	348,366.4	317,553.2	9.70	323,900.8

On-balance sheet	228,271.9	216,850.2	5.27	214,997.9

Off-balance sheet	120,094.5	100,703.0	19.26	108,903.0

Shareholders' equity	20,129.7	19,032.7	5.76	18,363.7

Total managed funds	476,955.1	442,701.5	7.74	460,693.5

Solvency and NPL ratios (%)
BIS ratio	12.08	12.73		12.43

Tier I	8.12	8.37		8.26

NPL ratio	1.29	1.67		1.55

NPL coverage	197.15	147.17		165.19

Income statement (Million euros)
Net interest revenue	4,309.9	3,927.9	9.73	7,958.3

Basic revenue	6,590.6	5,973.8	10.32	12,128.9

Net operating revenue	7,025.9	6,557.7	7.14	13,127.7

Net operating income	3,268.0	2,899.2	12.72	5,720.7

Net ordinary attributable income (cash-basis*)	1,783.9	1,608.9	10.88	3,133.3

Net ordinary attributable income	1,551.4	1,292.7	20.01	2,610.8

Net attributable income (including extraordinaries)	1,910.4	1,292.7	47.78	2,610.8

Profitability and efficiency (%)
Efficiency ratio	47.09	48.90		49.34

ROA	1.04	0.97		0.95

ROE (cash-basis*)	18.66	17.46		17.37

ROE	16.23	14.03		14.48

ROE (including extraordinaries)	19.93	14.03		14.48

Market capitalization and the share
Shares outstanding (millions at period end)	4,768	4,768		4,768

Share price (euro)	8.53	7.63		9.39

Market capitalization (millions)	40,674.5	36,382.9		44,775.3

EPS ordinary (cash-basis*) annualized (euro)	0.7482	0.6748		0.6571

EPS ordinary annualized (euro)	0.6507	0.5422		0.5475

P/E ratio (market capitalization / net ordinary attrib. income annualized)	13.11	14.07		17.15

EPS (including extraordinaries) annualized (euro)	0.80	0.54		0.55

P/E ratio (mkt. cap. / net attrib. income incl. extraordinaries annualized)	10.65	14.07		17.15

Other data
Shareholders (number)	1,100,827	1,093,074		1,075,733

Number of employees	102,725	103,473		103,038

Spain	34,769	35,574		34,968

Abroad	67,956	67,899		68,070

Number of branches	9,219	9,087		9,199

Spain	4,377	4,327		4,369

Abroad	4,842	4,760		4,830

(*).- Before ordinary goodwill amortization.

Note: The information contained in this report has not been audited. However, it has been drawn up according to generally accepted accounting principles and criteria.

Grupo Santander January - June 2004	3

Highlights of the first half

•
Net attributable income in the first half was EUR 1,910 million. This figure is the sum of net ordinary attributable income (EUR 1,551 million) and extraordinary income of EUR 359 million from the capital gains obtained from Shinsei (EUR 118 million) in the first quarter and the sale of 0.46% of Vodafone (EUR 241 million) in the second quarter.

The capital gains were going to be used to endow a fund pending allocation until the end of the year, but were fed through to earnings because of the need to present audited accounts at the end of the first half.

However, as the inclusion of these capital gains could distort how the Group’s business performance is viewed, all the comments on earnings in this report do not take them into account and refer only to net ordinary attributable income.

•	Net ordinary attributable income grew for the third straight quarter: EUR 809 million, 9.0% higher than in Q1’04 and 18.9% more than Q2’03.

•
Net ordinary attributable income of EUR 1,551.4 million in the first half of 2004 is 20% higher than H1’03. Growth is based on the most recurrent business: net operating income plus equity-accounted income minus net provisions for loan-losses is 25.3% higher (+15.7% excluding the transfer of Argentina country-risk in 2003)

•
All revenue lines and net operating income registered year-on-year growth. Net interest revenue rose 9.8% and net operating income 12.7%. Of note was the faster growth of net interest revenue (4.5% in the first quarter of 2004).

•	All operating areas registered growth of more than 10% in net operating income in the currency used.

•	Continued strong business growth in Europe and Latin America: loans increased 14% year-on-year and customer funds by 12%.

•	Further improvement in management ratios over the last 12 months: efficiency ratio (–1.8 p.p.), ROE (+2.2 p.p.), NPL ratio (–0.38 p.p.) and NPL coverage (+50 p.p.).

•	European Retail Banking: higher revenues (+9.5%) and flat costs (+0.3%) pushed up net operating income by 19.8% and net attributable income by 21.7%. All units registered double digit growth.

•
Latin America maintains greater activity (+14% in loans and +12% in customer funds without exchange rate impact) and shows year-on-year growth for the first time since 2001, in euros, in all revenue lines and net operating income (+10.2% net interest revenue and +7.9% net operating income).

Back to Contents

4	Grupo Santander January - June 2004

Performance during the first half

Background

The Santander Group conducted its business against a background of global economic recovery, mainly fuelled by Asia and the United States, which gathered momentum in the first half of the year and spread to almost all countries.

The strong pace of US growth in the first quarter seems to have carried through to the second quarter, spurred by an upturn in job creation which fuelled consumer spending. This performance pushed up inflation and paved the way for a rise in the Fed funds rate (+25 b.p. at the end of June). Activity in Latin America, which is in a better position to absorb higher US interest rates, is picking up in the main countries and the region as a whole should grow by more than 4% in 2004.

In the Euro zone, the drive from exports, consumption and investment, which quickened the pace of GDP growth in the first quarter by more than expected, continued in the second quarter, according to the latest activity indicators. Inflation surpassed the 2% target because of higher oil prices, although in the short term the European Central Bank is not expected to change its repo rate. Spain continued to grow at a faster pace than the Euro zone as a whole (a full point in the first quarter of 2004), driven by household consumption and construction.

Group performance and businesses

In this environment Grupo Santander again generated record net ordinary attributable income of EUR 809 million (before extraordinary capital gains) in the second quarter, 18.9% more than in the same period of 2003 and 9.0% higher than in the first quarter of 2004. Net ordinary attributable income for the first half was 20.0% higher than in the same period of 2003 at EUR 1,551.4 million. On a cash-basis (before ordinary amortization of goodwill), net ordinary attributable income was EUR 1,783.9 million.

Ordinary earnings per share for the first half on an annualised basis were EUR 0.6507, 20.0% higher than in the same period of 2003. On a cash-basis, the figure was EUR 0.7482 per share. ROE was 16.2%, more than two percentage points higher than in the first half of 2003. On a cash-basis, ROE was 18.7%.

All revenue lines increased, with net interest revenue up 9.7% and net fees and commissions rising for the sixth consecutive quarter. Other positive developments were cost control, the rise in equity-accounted income, diminished needs for specific loan-loss provisions, reduced cost of preferred shares and lower ordinary amortisation of goodwill. Trading gains, however, were lower (from high levels in the first two quarters of 2003, while in the second quarter of 2004 they reflect the impact of the markets on some Latin American treasuries) and minority interests were higher (sale in the first quarter of 2003 of 24.9% of Santander Serfin). Lastly, capital gains of EUR 241 million were generated from the sale of a 0.46% stake in Vodafone in the second quarter and the inclusion of EUR 118 million, from the release of the fund pending allocation that was created as a consequence of the capital gains obtained after the sale of a 4% stake in Shinsei in the first quarter.

The impact of exchange rates was around 3 p.p. on earnings and 2.5 p.p. on the balance sheet. This effect was the net result of the strengthening of some Latin American currencies against the dollar, (particularly the Brazilian real and the Chilean peso) and the dollar’s slide against the euro (-10% in average exchange rates).

Business areas maintain a high activity level, underscored by the growth in their net operating income. All business areas registered increases of more than 10% (Retail Banking Latin America excluding the exchange rate impact) over the first half of 2003.

European Retail Banking performed well in all countries and faithfully reflects the development of Grupo Santander’s business model: net operating revenue rose 9.6% while personnel and general expenses only increased 0.3%. As a result, net operating income grew 19.9% and fed through to net attributable income (+21.8%), given the stability of the lower part of the income statement. The efficiency ratio improved 4.0 points to 42.8%.

•
Santander Central Hispano Retail Banking, recognised by Euromoney as the best bank in Spain, kept up a strong pace of growth in new business, focused on key segments (loans to companies, especially SMEs and micro companies, mortgages, funds and insurance). Of note was the EUR 7,500 million captured by Supergestión funds and almost EUR 6,000 million in Superoportunidad mortgages in the first half. Higher revenues and flat costs increased net operating income by 14.7% year-on-year and net attributable income by 13.9%.

•
Banesto also continued to perform better than commercial banks as a whole, with strong growth in business volumes (+22% in loans), higher revenues and stable costs. Net operating income rose 18.5% and net attributable income 17.1%.

•
In Portugal, the Group managed its activities in an environment of improved economic growth. Backed by a rise in net interest income and net fees and commissions, and control of costs, the efficiency ratio improved and net attributable income was 14.8% higher than in the first half of 2003. The Group for the third consecutive year was selected as the "Best Bank in Portugal" by Euromoney magazine.

•
Santander Consumer registered noteworthy growth both in business volume and net attributable income. New loans rose 24% over the first half of 2003, which together with better spreads, net of provisions, and the improvement in the efficiency ratio to levels of 36% produced growth of 46.7% in net operating income. Net attributable income was 67.9% higher at EUR 180.3 million, partly driven by the acquisition of 100% of Italy’s business and the incorporation of PTF (+60% on a like-for-like basis).

From the strategic standpoint, the agreement to acquire Poland’s PTF was completed with the purchase of its EUR 460

Back to Contents

Grupo Santander January - June 2004	5

Performance during the first half

million auto finance portfolio. This gives our Bank in Poland a solid competitive position in the consumer finance market.

In Latin America Grupo Santander, which was named the region’s best bank in the 2004 Euromoney Awards for Excellence, maintained a high volume of business during the second quarter and for the first time since 2001 registered year-on-year growth in euros in all of its revenue lines. Basic revenue increased 11.4% over the first half of 2003, after improving for the fifth straight quarter, as a result of 10.2% growth in net interest revenue and 13.8% in net fees and commissions.

Net interest revenue has been growing significantly in the past few quarters due to greater business volumes and the easing of the fall in interest rates. Commissions are rising strongly, spurred by the Group’s drive in commission-generating business and the regional projects. Both income streams reached their highest levels of the last two years in the second quarter.

Backed by this increase in basic revenue, net operating income rose 7.9% as a result of reduced trading gains and higher costs associated with the development of our networks and the launch of local and regional projects.

Net attributable income generated in Latin America was 4.3% lower than in the first half of 2003 at EUR 667.5 million (+6.4% in dollars at US$818.5 million), due to one-off effects in Mexico and the exchange rate impact.

•
Brazil’s significant growth in retail business came from lending (+36% year-on-year, excluding the exchange rate effect) and mutual funds (+30% without exchange rate impact). As a result, net interest revenue and fees and commissions increased, offsetting the impact of lower interest rates and lifting basic revenue in euros by 21.4%. Net attributable income declined 2.2% to EUR 335.1 million as a result of the higher costs incurred in business development and larger provisions. In dollars, net attributable income was 8.7% higher at US$410.9 million.

•
Net operating income in Mexico rose 7.2% in dollars, spurred by higher commissions, lower personnel and general costs and growth in lending (+20% excluding Fobaproa paper), which offset the effect of lower interest rates.

The release of available loan-loss provisions in 2003 and the larger share of minority interests in 2004 produced a 32.9% decline in net attributable income over the first half of 2003 to EUR 165.8 million (US$203.4 million, -25.4%).

•
Cost control in Chile, the rise in net fees and commissions and a return to a more "normal" level of loan-loss provisions offset the impact of the sharp fall in interest rates on net interest revenue. Net attributable income was EUR 140.7 million, 41.0% more than the first half of 2003 (US$172.5 million, +56.7%).

•	Of note in other countries were the higher earnings in Puerto Rico, Venezuela and Colombia (+34%, +42% and +30%, respectively, in euros) and the return to profits in Uruguay and Argentina.

The global areas (Asset Management, Private Banking and Global Wholesale Banking) performed well. As a whole they contributed EUR 375.4 million to the Group’s net attributable income, 47.1% more than in the first half of 2003.

The earnings of the different units and their business measures resulted in some prizes being awarded. In the first quarter, our private banking units (Banif and International Private Banking) received awards from Euromoney. In the second quarter, Santander Central Hispano Bolsa was recognised in the Thomson Extel Pan-European rankings as the best brokerage house in equity research for Spain and Portugal, and second in Latin America in the asset weighted ranking by Institutional Investor. Lastly, in the third quarter, we received from Euromoney the prize for the best treasury unit in Latin America.

In short, a detailed analysis by business area underscores the effort made by the Group to boost revenues by strengthening business with clients, while maintaining cost control and improving the quality of risks. This enabled net ordinary attributable income to be higher, attain significant growth in business volumes and continue to improve the level of profitability, efficiency and credit quality.

Grupo Santander results

Net interest revenue was 9.7% higher than in the first half of 2003 at EUR 4,309.9 million. The increased business volumes, the policies to defend the customer spread and a rise in dividends received offset the sharp fall in interest rates.

Net fees and commissions increased 11.5% over the first half of 2003, after rising for the sixth straight quarter. By business areas, Retail Banking Europe rose 10.4%, Asset Management and Private Banking 10.9% and Retail Banking Latin America 18.1% in euros (+27.3% excluding exchange rate impact). By products, mutual and pension funds increased 26.0%, insurance 68.3% and guarantees 15.5%.

Net trading gains amounted to EUR 435.3 million, 25.4% less than in the first half of 2003 because of the impact of the markets in the second quarter of 2004 and the high level of trading gains in the second quarter of 2003.

Total costs increased 2.7%, largely due to the general expenses related to the relaunching of business in some countries and the development of corporate projects.

As a consequence, the efficiency ratio improved 1.8 points to 47.1% in the first half (45.5% in the second quarter)

Net operating income was 12.7% higher at EUR 3,268 million, continuing the upward quarter-on-quarter trend begun in 2003. Excluding the exchange rate impact, growth was 16.3%.

Income from equity-accounted holdings (net of dividends) amounted to EUR 234.6 million, double that of the first half of 2003. This was largely due to the higher contributions from The Royal Bank of Scotland Group, Cepsa, Banque Commerciale du Maroc, Urbis and insurance companies.

Back to Contents

6	Grupo Santander January - June 2004

Performance during the first half

Net provisions for loan-losses amounted to EUR 753.7 million, 7.4% less than in the first half of 2003, as a result of the reduced provisions for country-risk. The level of country-risk coverage for Argentina increased in the first half of 2003 from 50% to 75%, in accordance with Bank of Spain regulations, which represented EUR 182 million (this figure is recorded in "other funds" and had no impact on income as it was released from "other income"). After deducting this amount, loan-loss provisions increased 19.3% because of the larger allocation to generic and statistical funds, both as a result of growth in lending.

Accelerated amortisation of goodwill amounted to only EUR 2.4 million, down from EUR 691.2 million in the first half of 2003 when EUR 681 million of capital gains from the sale of 24.9% of Santander Serfin were recorded in Group operations.

"Other income" was negative by EUR 181.8 million after the inclusion of various provisions to continue the strengthening of the balance sheet. The figure was positive in 2003 because of the reclassification of Argentina’s country-risk which we have already commented on.

Income before taxes on a cash-basis (before ordinary amortisation of goodwill) was 7.6% higher than in the first half of 2003 at EUR 2,536.5 million. After deducting taxes, minority interests and preferred shares, net attributable income on a cash-basis was EUR 1,783.9 million, 10.9% higher than in the first half of 2003.

Excluding ordinary amortisation of goodwill (EUR 232.6 million, 26.5% less than in the first half of 2003), net ordinary attributable income was EUR 1,551.4 million, 20% higher than in the first half of 2003.

Including the EUR 359 million of extraordinary income from capital gains, the Group’s net attributable income was EUR 1,910.4 million, a 47.8% increase over the same period of the previous year.

Santander Group consolidated balance sheet

Total funds managed by the Group amounted to EUR 476,955 million, 7.7% more than in June 2003. The negative impact of exchange rates was around 2.5 percentage points.

Gross lending rose 13.6% year-on-year to EUR 192,186 million (excluding the impact of securitisation) and 21.4% in other resident sectors. Year-on-year growth rose for the sixth straight quarter.

The main growth in Europe occurred in Spain (+19.2%), Germany (+12.7%) and Poland, after PTF’s consolidation. Latin America registered growth of 14% in local currency. Of note was Brazil (+36%), Mexico, excluding the Fobaproa paper (+20%), Chile (+11%), Colombia (+57%) and Venezuela (+85%).

Growth in Spain in loans to companies and mortgages continued to be high in the second quarter. Loans to the resident sector increased 6% over March 2004, while Latin America registered growth of 7% excluding the exchange rate effect.

Total managed customer funds increased 9.7% over June 2003 to EUR 348,366 million (+12.3% excluding the exchange rate effect).

In Spain, deposits (excluding REPOs), mutual funds and pension plans rose 12.3% in the year to June 2004. Of note was the growth in demand deposits (+15.4% in current accounts) and the 6.7% fall in time deposits (within the Group’s spread management policy).

Mutual funds increased 19.5% in the year to June, consolidating the Group’s leadership position in Spain with a market share around 28%. Pension plans increased 11.1% in the year to June 2004.

On- and off-balance sheet managed funds in Latin America rose 1.6% in euros (+12% excluding the exchange rate effect). All countries performed well in local currency terms. Of note, in deposits, was growth in Mexico, Uruguay and Venezuela. The rise in mutual funds was 29.6%, excluding the exchange rate effect, with notable growth in Argentina, Brazil, Chile and Puerto Rico. All countries registered growth in pension plans (total increase of 14.7% excluding the exchange rate impact).

Goodwill pending amortisation amounted to EUR 7,323 million. The reduction since June 2003 was EUR 976 million (-11.8%) and included the early amortisation of Banespa, the reclassification of the goodwill of Sanpaolo-IMI and Commerzbank from the restructuring of the portfolio. The main increase, meanwhile, arose from the acquisition of Cepsa shares.

The Group’s equity, on the basis of BIS criteria, amounted to EUR 26,218 million. The surplus above the minimum requirement was EUR 8,849 million. The BIS ratio was 12.1%, with Tier I of 8.1% and core capital of 6.4%. Tier I and core capital had slight inprovements in the second quarter over the previous.

Risk management

The Group continued to reduce the level of non-performing loans (NPLs) and increase coverage. The NPL ratio dropped 4 basis points in the second quarter to 1.29% compared to 1.55% in December 2003 and 1.67% in June 2003. NPL coverage rose by almost 12 percentage points in the second quarter to 197.1% (165.2% at the end of 2003 and 147.2% in June 2003).

Specific loan-loss provisions, net of recoveries, were 41% lower than a year ago at EUR 195 million.

The Group’s NPL ratio in Spain remained at an all-time low of 0.69% and coverage of doubtful loans rose to 296.3%, 73 points higher than in December 2003 and 84 points above June 2003.

Back to Contents

Grupo Santander January - June 2004	7

Performance during the first half

The NPL ratio in Portugal inched up to 2.25%, slightly above December 2003. Coverage was 118%, 7.4 points lower than in December 2003 and in line with June 2003.

Santander Consumer’s NPL was hardly changed at 1.95% and coverage increased to 161%.

Latin America’s NPL ratio fell sharply to 3.0%, largely thanks to the lower balances of bad debts in Mexico, Chile and Argentina. Coverage stood at 147%, 22 points above December 2003 and 26 points more than June 2003.

Regarding market risk management, the VaR of trading portfolios remained in the second quarter at levels similar to those in the first quarter. In April, due to the rise in Mexico’s interest rates and increased volatility, VaR reached a high of US$21.1 million. Subsequently, in the face of market uncertainty, we reduced positions in Brazil and Mexico and the VaR reached a low for the quarter of US$16.3 million. The VaR then rose, chiefly because of position-taking in Mexico, and ended the second quarter at US$19.9 million. The average VaR of the second quarter was US$18.8 million (US$14.2 million in the same period of 2003), largely because of Latin America.

Dividends

The total dividend charged to 2003 earnings, after payment on May 1 of the fourth interim dividend of EUR 0.070408 per share, was EUR 0.3029, 5% more than that charged to 2002 earnings.

The first interim dividend charged to 2004 earnings of EUR 0.083 per share (7.1% more than the same one of 2003) will be paid as of August 1.

Exchange rates: 1 euro/currency parity

	Average (income statement)		Period-end (balance sheet)

	Jan-Jun 04	Jan-Jun 03	30.06.04	31.12.03	30.06.03

US$	1.2263	1.1036	1.2155	1.2630	1.1427

Brazilian real	3.6410	3.5588	3.7851	3.6646	3.3013

New Mexican peso	13.7244	11.7411	14.0706	14.1772	11.8898

Chilean peso	746.1072	798.8177	771.2360	748.3910	799.3733

Venezuelan bolivar	2,267.4194	1,782.1182	2,330.8428	2,018.2857	1,826.0504

Argentine peso	3.5723	3.3248	3.6040	3.7259	3.2053

Back to Contents

8	Grupo Santander January - June 2004

Consolidated financial report

Income statement

	January - June 04		January - June 03		Variation

	Mill. euros	%ATA	Mill. euros	%ATA	Amount	(%)

Interest revenues	8,693.6	4.92	8,778.4	5.31	(84.8)	(0.97)

Dividends	393.5	0.22	255.2	0.15	138.4	54.22

Interest expenses	(4,777.1)	(2.70)	(5,105.6)	(3.09)	328.5	(6.43)

Net interest revenue	4,309.9	2.44	3,927.9	2.37	382.0	9.73

Net fees and commissions	2,280.7	1.29	2,045.9	1.24	234.8	11.48

Basic revenue	6,590.6	3.73	5,973.8	3.61	616.8	10.32

Trading gains	435.3	0.25	583.9	0.35	(148.5)	(25.44)

Net operating revenue	7,025.9	3.98	6,557.7	3.96	468.2	7.14

Personnel and general expenses	(3,308.4)	(1.87)	(3,206.6)	(1.94)	(101.8)	3.17

a) Personnel expenses	(2,025.1)	(1.15)	(2,010.0)	(1.22)	(15.2)	0.75

b) General expenses	(1,283.2)	(0.73)	(1,196.6)	(0.72)	(86.6)	7.24

Depreciation	(359.8)	(0.20)	(377.6)	(0.23)	17.8	(4.71)

Other operating costs	(89.8)	(0.05)	(74.3)	(0.04)	(15.5)	20.82

Operating costs	(3,757.9)	(2.13)	(3,658.5)	(2.21)	(99.4)	2.72

Net operating income	3,268.0	1.85	2,899.2	1.75	368.8	12.72

Income from equity - accounted holdings	234.6	0.13	108.3	0.07	126.2	116.48

Less: Dividends from equity - accounted holdings	225.0	0.13	187.7	0.11	37.3	19.87

Earnings from Group transactions	(27.9)	(0.02)	729.1	0.44	(757.0)	—

Net provisions for loan - losses	(753.7)	(0.43)	(814.0)	(0.49)	60.4	(7.41)

Writedown of investment securities	(0.2)	(0.00)	0.3	0.00	(0.5)	—

Accelerated goodwill amortization	(2.4)	(0.00)	(691.2)	(0.42)	688.7	(99.65)

Other income	(181.8)	(0.10)	124.6	0.08	(306.4)	—

Ordinary income before taxes (cash-basis*)	2,536.5	1.44	2,356.3	1.42	180.2	7.65

Corporate tax	(470.1)	(0.27)	(435.0)	(0.26)	(35.1)	8.07

Net ordinary consolidated income (cash-basis*)	2,066.4	1.17	1,921.3	1.16	145.1	7.55

Minority interests	169.7	0.10	144.1	0.09	25.7	17.81

Dividend - preferred shareholders	112.7	0.06	168.3	0.10	(55.5)	(33.01)

Net ordinary attributable income (cash-basis*)	1,783.9	1.01	1,608.9	0.97	175.0	10.88

Ordinary goodwill amortization	(232.6)	(0.13)	(316.2)	(0.19)	83.6	(26.45)

Net ordinary attributable income	1,551.4	0.88	1,292.7	0.78	258.6	20.01

Extraord. income from capital gains and extraord. allowances	359.0	0.20	0.0	0.00	359.0	—

Net attributable income (including extraordinaries)	1,910.4	1.08	1,292.7	0.78	617.6	47.78

Note:
Average Total Assets	353,243.6		330,841.6		22,402.0	6.77

Average Shareholders' Equity	19,172.3		18,427.0		745.3	4.04

(*) Before ordinary goodwill amortization.

Back to Contents

Grupo Santander January - June 2004	9

Consolidated financial report

Quarterly

		2003		2004

Million euros	2nd quarter	3rd quarter	4th quarter	1st quarter	2nd quarter

Interest revenues	4,331.2	4,228.0	4,197.4	4,185.8	4,507.7

Dividends	205.6	98.6	87.7	64.4	329.1

Interest expenses	(2,507.9)	(2,336.0)	(2,245.3)	(2,266.1)	(2,511.1)

Net interest revenue	2,028.9	1,990.6	2,039.8	1,984.2	2,325.8

Net fees and commissions	1,047.4	1,055.3	1,069.4	1,106.6	1,174.1

Basic revenue	3,076.3	3,045.9	3,109.2	3,090.8	3,499.8

Trading gains	316.0	256.3	158.6	270.5	164.9

Net operating revenue	3,392.3	3,302.2	3,267.8	3,361.3	3,664.7

Personnel and general expenses	(1,631.1)	(1,620.8)	(1,650.3)	(1,640.5)	(1,667.9)

a) Personnel expenses	(1,019.7)	(1,011.8)	(1,027.6)	(1,003.0)	(1,022.1)

b) General expenses	(611.4)	(609.0)	(622.7)	(637.4)	(645.8)

Depreciation	(187.8)	(190.0)	(195.2)	(177.7)	(182.1)

Other operating costs	(43.2)	(44.7)	(47.5)	(36.3)	(53.5)

Operating costs	(1,862.1)	(1,855.5)	(1,893.0)	(1,854.4)	(1,903.6)

Net operating income	1,530.2	1,446.7	1,374.8	1,506.9	1,761.1

Income from equity - accounted holdings	(15.8)	152.3	146.6	228.6	5.9

Less: Dividends from equity - accounted holdings	173.7	52.3	69.5	17.7	207.4

Earnings from Group transactions	27.8	(24.7)	251.2	(1.5)	(26.4)

Net provisions for loan - losses	(481.2)	(289.3)	(392.3)	(323.5)	(430.1)

Writedown of investment securities	0.0	0.4	(0.0)	(0.1)	(0.1)

Accelerated goodwill amortization	(10.1)	(7.9)	(1,020.1)	(2.4)	0.0

Other income	180.4	(51.1)	681.1	(155.0)	(26.8)

Ordinary income before taxes (cash-basis*)	1,231.2	1,226.5	1,041.2	1,252.9	1,283.6

Corporate tax	(229.3)	(263.5)	(170.9)	(239.8)	(230.2)

Net ordinary consolidated income (cash-basis*)	1,001.9	962.9	870.3	1,013.1	1,053.3

Minority interests	85.2	85.1	77.5	97.5	72.3

Dividend - preferred shareholders	79.4	78.3	67.9	57.9	54.8

Net ordinary attributable income (cash-basis*)	837.3	799.5	724.9	857.7	926.3

Ordinary goodwill amortization	(157.1)	(162.3)	(44.0)	(115.2)	(117.3)

Net ordinary attributable income	680.3	637.2	680.9	742.4	809.0

Extraord. income from capital gains and extraord. allowances	0.0	0.0	0.0	0.0	359.0

Net attributable income (including extraordinaries)	680.3	637.2	680.9	742.4	1,168.0

Note:
Average Total Assets	338,220.6	345,219.1	349,329.8	352,477.6	352,957.1

Average Shareholders' Equity	18,691.3	17,688.2	17,537.4	19,091.8	19,410.0

(*) Before ordinary goodwill amortization.

Back to Contents

10	Grupo Santander
January - June 2004

Consolidated financial report

Average yield of assets and average cost of funds

	January - June 2004		January - June 2003

(%)	Weight	Av. rate	Weight	Av. rate

Central banks and Government debt securities	9.07	3.51	10.48	4.41

Due from banks	10.90	2.94	11.79	3.97

Loans:	50.76	5.67	49.57	6.42

Euros	40.11	4.54	37.66	5.16

Foreign currency	10.65	9.91	11.91	10.41

Investment securities	17.43	5.45	14.40	5.89

Other assets	11.84	—	13.76	—

Other revenue	—	0.68	—	0.50

Total	100.00	5.14	100.00	5.46

Due to banks	18.45	3.16	17.09	3.38

Customer deposits:	47.55	2.12	49.35	2.99

Euros	32.70	1.59	34.01	1.95

Foreign currency	14.85	3.28	15.34	5.29

Debt securities and subordinated debt:	16.19	4.05	13.89	4.34

Euros	10.76	3.75	7.90	4.07

Foreign currency	5.43	4.62	5.99	4.70

Net shareholders' equity	5.82	—	5.95	—

Other liabilities	11.99	1.66	13.72	1.87

Other costs	—	0.26	—	0.17

Total	100.00	2.70	100.00	3.09

Back to Contents

Grupo Santander	11
January - June 2004

Consolidated financial report

Net fees and commissions

			Variation

Million euros	Jan-Jun 04	Jan-Jun 03	Amount	(%)

Commissions for services	1,244.5	1,119.3	125.2	11.19

Commercial bills	156.5	205.7	(49.2)	(23.91)

Credit and debit cards	265.8	251.4	14.4	5.74

Account management	215.2	198.5	16.7	8.43

Insurance	255.5	151.8	103.7	68.27

Contingent liabilities	115.3	99.9	15.4	15.45

Other operations	236.2	212.1	24.1	11.37

Mutual & pension funds	770.3	611.4	158.9	25.99

Securities services	265.8	315.2	(49.3)	(15.65)

Total	2,280.7	2,045.9	234.8	11.48

Personnel and general expenses

			Variation

Million euros	Jan-Jun 04	Jan-Jun 03	Amount	(%)

Personnel expenses	2,025.1	2,010.0	15.2	0.75

General expenses:	1,283.2	1,196.6	86.6	7.24

Information technology	238.9	224.4	14.4	6.44

Communications	118.2	116.5	1.7	1.46

Advertising	148.9	99.2	49.8	50.16

Buildings and premises	236.0	217.2	18.8	8.64

Printed & office material	38.1	38.6	(0.5)	(1.32)

Taxes (other than income tax)	69.1	75.1	(6.0)	(7.97)

Other expenses	434.1	425.6	8.4	1.98

Total	3,308.4	3,206.6	101.8	3.17

Net loan-loss and country-risk provisions

			Variation

Million euros	Jan-Jun 04	Jan-Jun 03	Amount	(%)

Non - performing loans	902.0	758.1	143.9	18.98

Country - risk	45.6	224.6	(179.0)	(79.71)

Recovery of written - off assets	(193.9)	(168.7)	(25.2)	14.96

Net provisions	753.7	814.0	(60.4)	(7.41)

Back to Contents

12	Grupo Santander
January - June 2004

Consolidated financial report

Balance sheet

			Variation

Million euros	30.06.04	30.06.03	Amount	(%)	31.12.03

Assets
Cash and central banks	6,137.1	6,618.1	(481.0)	(7.27)	8,907.4

Government debt securities	23,251.2	33,640.1	(10,388.9)	(30.88)	31,107.9

Due from banks	36,110.4	37,508.2	(1,397.8)	(3.73)	37,617.8

Loans	187,083.4	169,040.2	18,043.2	10.67	172,504.0

Investment securities	64,523.8	49,728.1	14,795.7	29.75	59,675.4

Fixed income	48,892.7	34,592.1	14,300.6	41.34	44,277.1

Equity	15,631.1	15,136.0	495.1	3.27	15,398.3

Shares and other securities	9,981.9	8,850.1	1,131.8	12.79	10,064.1

Equity stakes	4,685.4	5,142.2	(456.8)	(8.88)	4,266.4

Equity stakes in Group companies	963.8	1,143.7	(179.9)	(15.73)	1,067.8

Tangible and intangible assets	5,000.7	5,072.6	(71.9)	(1.42)	5,058.3

Treasury stock	20.7	10.9	9.8	89.64	10.2

Goodwill	7,322.8	8,298.8	(976.0)	(11.76)	7,385.2

Other assets	22,448.3	27,427.0	(4,978.7)	(18.15)	24,902.5

Prior years' results from consolidated companies	4,962.3	4,654.5	307.8	6.61	4,621.8

Total assets	356,860.6	341,998.5	14,862.1	4.35	351,790.5

Liabilities
Due to banks	66,852.8	59,738.6	7,114.2	11.91	75,580.3

Customer deposits	169,532.3	170,560.4	(1,028.2)	(0.60)	159,335.6

Deposits	137,495.1	129,019.7	8,475.4	6.57	132,747.6

REPOs	32,037.1	41,540.7	(9,503.5)	(22.88)	26,588.0

Debt securities	47,052.0	34,579.1	12,472.8	36.07	44,441.2

Subordinated debt	11,687.7	11,710.7	(22.9)	(0.20)	11,221.1

Net provisions for risks and charges	12,743.2	13,063.8	(320.5)	(2.45)	12,727.7

Minority interests	5,276.9	6,385.1	(1,108.2)	(17.36)	5,439.5

Net consolidated income	2,192.9	1,605.1	587.8	36.62	3,232.0

Capital	2,384.2	2,384.2	0.0	0.00	2,384.2

Reserves	20,818.1	20,021.1	796.9	3.98	19,445.0

Other liabilities	18,320.7	21,950.5	(3,629.8)	(16.54)	17,983.9

Total liabilities	356,860.6	341,998.5	14,862.1	4.35	351,790.5

Other managed funds (off - balance sheet)	120,094.5	100,703.0	19,391.5	19.26	108,903.0

Mutual funds	89,772.9	73,542.1	16,230.9	22.07	80,502.0

Pension funds	20,316.4	18,671.0	1,645.3	8.81	19,494.8

Managed portfolios	10,005.2	8,489.9	1,515.3	17.85	8,906.1

Total managed funds	476,955.1	442,701.5	34,253.6	7.74	460,693.5

Contingent liabilities	30,700.2	29,682.3	1,017.8	3.43	30,514.2

Guarantees	27,454.6	26,595.2	859.4	3.23	27,273.9

Documentary credits	3,245.6	3,087.1	158.5	5.13	3,240.3

Grupo Santander January - June 2004	13

Back to Contents

Consolidated financial report

Loans

			Variation

Million euros	30.06.04	30.06.03	Amount	(%)	31.12.03

Public sector	6,339.1	5,854.1	485.0	8.28	5,487.4

Private sector	112,812.8	94,498.3	18,314.5	19.38	103,515.6

Secured loans	53,827.1	41,667.7	12,159.4	29.18	47,999.6

Other loans	58,985.7	52,830.6	6,155.2	11.65	55,516.0

Non-resident sector	73,034.1	73,654.1	(620.0)	(0.84)	68,617.7

Secured loans	19,375.2	21,978.6	(2,603.4)	(11.85)	18,796.1

Other loans	53,658.9	51,675.5	1,983.4	3.84	49,821.6

Gross loans	192,186.0	174,006.5	18,179.6	10.45	177,620.7

Less: allowance for loan-losses	5,102.7	4,966.3	136.3	2.75	5,116.7

Net loans	187,083.4	169,040.2	18,043.2	10.67	172,504.0

Note: Doubtful loans	2,979.3	3,398.0	(418.7)	(12.32)	3,276.7

Public sector	0.9	2.1	(1.2)	(57.79)	0.9

Private sector	855.0	947.6	(92.6)	(9.77)	930.7

Non-resident sector	2,123.4	2,448.3	(324.8)	(13.27)	2,345.1

Customer funds

			Variation

Million euros	30.06.04	30.06.03	Amount	(%)	31.12.03

Public sector	10,475.3	19,563.1	(9,087.8)	(46.45)	9,225.9

Private sector	82,680.9	77,831.0	4,849.9	6.23	77,918.9

Demand deposits	26,254.7	22,748.7	3,506.0	15.41	25,089.2

Saving accounts	18,550.2	16,739.7	1,810.5	10.82	17,823.4

Time deposits	18,109.7	19,412.8	(1,303.1)	(6.71)	18,640.1

REPOs	19,007.2	18,835.2	172.1	0.91	16,348.5

Other accounts	759.1	94.6	664.6	702.80	17.7

Non-resident sector	76,376.1	73,166.4	3,209.7	4.39	72,190.7

Deposits	68,968.7	65,401.7	3,567.0	5.45	65,885.5

REPOs	7,407.4	7,764.7	(357.3)	(4.60)	6,305.2

Total customer deposits	169,532.3	170,560.4	(1,028.2)	(0.60)	159,335.6

Debt securities	47,052.0	34,579.1	12,472.8	36.07	44,441.2

Subordinated debt	11,687.7	11,710.7	(22.9)	(0.20)	11,221.1

Total customer funds on balance sheet	228,271.9	216,850.2	11,421.7	5.27	214,997.9

Total managed funds (off-balance sheet)	120,094.5	100,703.0	19,391.5	19.26	108,903.0

Mutual funds	89,772.9	73,542.1	16,230.9	22.07	80,502.0

Spain	67,720.7	56,655.3	11,065.4	19.53	60,725.4

Abroad	22,052.2	16,886.8	5,165.4	30.59	19,776.6

Pension funds	20,316.4	18,671.0	1,645.3	8.81	19,494.8

Spain	6,730.6	6,056.1	674.5	11.14	6,652.7

Individuals	5,786.0	5,250.2	535.9	10.21	5,767.7

Abroad	13,585.8	12,614.9	970.9	7.70	12,842.1

Managed portfolios	10,005.2	8,489.9	1,515.3	17.85	8,906.1

Spain	2,617.5	2,674.5	(56.9)	(2.13)	2,450.5

Abroad	7,387.6	5,815.4	1,572.2	27.04	6,455.6

Total customer funds	348,366.4	317,553.2	30,813.2	9.70	323,900.8

Back to Contents

14	Grupo Santander January - June 2004

Consolidated financial report

Credit risk management *

			Variation

Million euros	30.06.04	30.06.03	Amount	(%)	31.12.03

Non-performing loans	2,871.8	3,394.2	(522.4)	(15.39)	3,222.5

NPL ratio (%)	1.29	1.67	(0.38)		1.55

Allowances for loan-losses	5,661.8	4,995.2	666.6	13.34	5,323.1

NPL coverage (%)	197.15	147.17	49.98		165.19

Ordinary non-performing loans **	2,320.5	2,875.5	(555.0)	(19.30)	2,712.2

NPL ratio (%) **	1.04	1.42	(0.38)		1.31

NPL coverage (%) **	243.99	173.71	70.28		196.26

(*)	Excluding country-risk
(**)	Excluding NPLs backed by residential mortgages
Note: NPL ratio: Non-performing loans / computable risk

Quarterly non-performing loans evolution

	2003			2004

Million euros	2nd quarter	3rd quarter	4th quarter	1st quarter	2nd quarter

Balance at beginning of period	3,518.5	3,394.2	3,461.4	3,222.5	2,857.9

+ Net additions	95.2	200.9	71.2	65.5	262.9

- Write-offs	(219.6)	(133.8)	(310.1)	(430.1)	(249.0)

Balance at period-end	3,394.2	3,461.4	3,222.5	2,857.9	2,871.8

Country-risk management

	30.06.04		30.06.03	Variation		31.12.03

	Mill. euro	Mill. US$	Mill. US$	Amount	(%)	Mill. US$

Risk (gross)	492.8	599.0	605.1	(6.1)	(1.01)	627.9

Allowances	218.3	265.3	605.7	(340.4)	(56.20)	513.0

Risk (net)	274.5	333.7	(0.6)	334.3	—	114.9

Back to Contents

Grupo Santander January - June 2004	15

Consolidated financial report

Grupo Santander. Derivative products as of June 2004

						Total		Net replacement cost
Million dollars	<1 year	1-5 years	5-10 years	>10 years	Total	Trading	Hedging	Total	Trading	Hedging

IRS	104,843	144,852	58,831	16,969	325,495	260,456	65,039	2,738	1,163	1,575

FRAs	33,882	304	—	—	34,186	34,175	11	5	5	—

Interest rate options	13,440	19,751	8,685	1,691	43,567	43,448	120	237	232	5

Asset Swaps	18	1,348	—	—	1,366	1,392	(26)	—	—	—

OTC interest subtotal	152,183	166,254	67,517	18,660	404,613	339,471	65,143	2,980	1,401	1,579

Currency forwards	57,174	2,019	5	—	59,198	9,074	50,124	437	55	382

Currency Swaps	4,479	6,206	924	646	12,255	3,034	9,221	25	39	(13)

Currency options	2,959	285	1	—	3,244	641	2,603	69	22	47

OTC foreign exch. subtotal	64,612	8,510	930	646	74,697	12,749	61,948	532	116	416

OTC debt options subtotal	775	—	—	—	775	775	—	2	2	—

OTC equity subtotal	9,648	14,004	473	—	24,125	1,818	22,308	1,431	97	1,334

Total	227,217	188,768	68,919	19,306	504,210	354,812	149,398	4,946	1,616	3,329

Trading portfolios
Average VaR by region. Second quarter

		2004	2003

Million dollars	Avg.	Latest	Avg.

Total	18.8	19.9	14.2

Europe	4.3	4.5	7.2

USA	3.3	1.6	1.7

Latin America	18.0	19.3	11.0

Other	—	—	0.1

Trading portfolios
VaR by product. Second quarter 2004

Million dollars	Min.	Avg.	Max.	Latest

Total trading

Total VaR	16.3	18.8	21.1	19.9

Diversification effect	(2.2)	(9.0)	(12.8)	(7.7)

Fixed income VaR	7.5	15.4	18.9	15.4

Equity VaR	1.5	2.3	3.5	1.8

Currency VaR	9.5	10.1	11.6	10.4

Back to Contents

16	Grupo Santander January - June 2004

Consolidated financial report

Shareholders’ equity and capital ratios

				Variation

Million euros	30.06.04	30.06.03	Amount	(%)	31.12.03

Subscribed capital stock	2,384.2	2,384.2	—	—	2,384.2

Paid-in surplus	8,720.7	8,979.7	(259.0)	(2.88)	8,720.7

Reserves (includes net reserves
at consolidated companies)	7,135.0	6,386.9	748.1	11.71	6,102.5

Total primary capital	18,240.0	17,750.9	489.1	2.76	17,207.4

Net attributable income	1,910.4	1,292.7	617.6	47.78	2,610.8

Treasury stock	(20.7)	(10.9)	(9.8)	89.64	(10.2)

Distributed interim dividend	—	—	—	—	(739.1)

Shareholders' equity at period-end	20,129.7	19,032.7	1,097.0	5.76	19,069.0

Interim dividend pending distribution	—	—	—	—	(369.6)

Final dividend	—	—	—	—	(335.7)

Shareholders' equity after
allocation of period-end results	20,129.7	19,032.7	1,097.0	5.76	18,363.7

Preferred shares	3,916.4	5,097.8	(1,181.4)	(23.17)	4,484.9

Minority interests	1,643.0	1,599.6	43.3	2.71	1,575.8

Shareholders' equity and minority interests	25,689.1	25,730.1	(41.1)	(0.16)	24,424.4

Basic capital (Tier I)	17,635.9	16,628.8	1,007.2	6.06	16,951.2

Supplementary capital	8,582.3	8,650.9	(68.6)	(0.79)	8,570.2

Eligible capital	26,218.3	25,279.7	938.6	3.71	25,521.4

Risk weighted assets (BIS criteria)	217,111.2	198,630.4	18,480.9	9.30	205,253.4

BIS ratio	12.08	12.73	(0.65)		12.43

Tier I	8.12	8.37	(0.25)		8.26

Excess (amount)	8,849.4	9,389.2	(539.9)	(5.75)	9,101.1

Rating agencies

	Long-term	Short-term	Financial strength

Moody’s	Aa3	P1	B

Standard & Poor’s	A+	A1

Fitch Ratings	AA–	F1+	B

Back to Contents

Grupo Santander January - June 2004	17

Report by business areas

Report by business areas

Grupo Santander is maintaining the presentation criteria applied in 2003.

The income statements and balance sheets of each business area are drawn up by aggregating the Group’s basic operating units. The information covers both the accounting data of the units that comprise each area as well as that from the information management systems. In all cases, the financial statements are adapted to Spanish regulations and incorporate the adjustments so that like-for-like comparisons and/or the applicable consolidation adjustments can be made.

All the areas have been assigned the minimum regulatory capital for risk assets, except for two: Corporate Banking in Europe and Retail Banking Latin America. Experience has shown that economic risk in Corporate Banking in Europe is lower than its regulatory risk weighting and it consumes less capital than assigned, while in Latin America it is higher. It is therefore advisable to weigh the regulatory capital for Corporate Banking in Europe downward (50%) and upward (50%) in Latin America.

The Group’s institutional costs have been distributed among all businesses. The rest of costs attributed to support and control services continue to be distributed in accordance with the Group’s traditional criteria.

Some adjustments with regard to 2003 figures have been made, with a marginal impact, arising from the change of dependency of some business units which affect Santander Consumer. The business areas’ definitions and contents are as follows:

•
European Retail Banking: This covers the banking activities of the different networks and specialized units in Europe, chiefly with individual clients and SMEs, as well as private and public institutions. The area is made up of four units: Santander Central Hispano Retail Banking, Banesto, Portugal and Santander Consumer.

•
Banesto (included in European Retail Banking): This covers Banesto’s contribution to the Group, after applying the aforementioned criteria. As a result, the figures do not coincide with those published by Banesto.

•
Retail Banking Latin America: This area covers the Group’s universal banking activities in Latin America through its subsidiary banks and finance companies. It does not include, unless there are distribution agreements, the results of investment banking or asset management channelled through specialised business units.

In accordance with the principles already stated, the entities in these countries adopt Spanish accounting regulations. The amortisation of goodwill, which is beyond the Group’s management of business, and country-risk provisions are included in Financial Management and Equity Stakes.

•
Asset Management and Private Banking: Asset management includes pension and mutual funds and bancassurance, and private banking activity with clients via the specialised units in Spain and abroad. In both cases, the agreements for distribution of commissions with the Group’s networks throughout the world remain in force for remuneration of distribution and customer attention.

•
Global Wholesale Banking: This area covers Santander Central Hispano’s Corporate Banking in Spain, the rest of Europe and New York, the treasury units in Madrid and New York, as well as investment banking businesses throughout the world.

•
Financial Management and Equity Stakes: This area is responsible for the centralised activities relating to strategic or temporary equity stakes in industrial and financial companies, financial management related to the structural exchange rate position, the Group’s asset and liability portfolio, and management of liquidity and shareholders’ equity through issues and securitisations. As the Group’s Holding entity, it manages all capital and reserves and allocations of capital and liquidity. It also incorporates the accelerated amortisation of goodwill and country-risk but, as previously stated, not the costs related to the Group’s central services.

The area also includes, on a temporary basis, businesses that are being wound down or closed in order not to distort the other businesses. In exceptional circumstances, it is responsible for the launch of an activity of a strategic nature.

As well as these areas, the total income of Portugal and Latin America continues to be presented globally, including Retail Banking, Asset Management, Private Banking and Global Wholesale Banking.

Back to Contents

18	Grupo Santander January - June 2004

Report by business areas

Income statement and balance sheet by operating business areas

	European Retail Banking				Retail Banking Latin America

Million euros	Jan-Jun 04	Jan-Jun 03	(%)		Jan-Jun 04	Jan-Jun 03	(%)

Income statement
Net interest revenue	2,410.3	2,243.3	7.44		1,608.0	1,479.8	8.67

Net fees and commissions	1,178.7	1,067.8	10.39		565.2	478.4	18.14

Basic revenue	3,589.0	3,311.1	8.39		2,173.2	1,958.2	10.98

Trading gains	134.8	88.1	52.94		124.6	203.1	(38.65)

Net operating revenue	3,723.8	3,399.2	9.55		2,297.8	2,161.3	6.32

Personnel and general expenses	(1,594.3)	(1,589.7)	0.29		(1,271.8)	(1,196.6)	6.29

a) Direct	(1,366.7)	(1,366.5)	0.01		(1,205.2)	(1,136.0)	6.09

Personnel expenses	(993.4)	(998.4)	(0.50)		(638.0)	(623.1)	2.38

General expenses	(373.3)	(368.1)	1.41		(567.2)	(512.9)	10.60

b) Indirect	(227.6)	(223.2)	1.97		(66.6)	(60.6)	9.91

Depreciation	(179.4)	(183.5)	(2.26)		(138.3)	(132.6)	4.32

Other operating costs	(35.7)	(29.3)	21.75		(54.3)	(45.2)	19.97

Net operating income	1,914.5	1,596.7	19.90		833.4	786.8	5.92

Income from equity - accounted holdings	63.7	41.8	52.49		1.5	0.5	217.15

Net provisions for loan - losses	(458.4)	(423.2)	8.33		(159.1)	(98.9)	60.90

Other income	10.8	72.3	(85.06)		18.1	(0.3)	—

Income before taxes	1,530.6	1,287.6	18.87		693.9	688.1	0.84

Net consolidated income	1,120.5	923.2	21.38		624.9	631.7	(1.08)

Net attributable income	1,057.5	868.7	21.74		547.0	573.8	(4.67)

Balance sheet
Loans	136,172.8	118,874.4	14.55		31,709.1	30,115.3	5.29

Government securities	3,973.1	4,744.0	(16.25)		—	—	—

Due from banks	28,958.4	30,686.3	(5.63)		16,856.2	16,679.7	1.06

Investment securities	9,924.0	7,397.8	34.15		23,590.8	20,025.3	17.80

Tangible and intangible assets	2,989.7	2,947.5	1.43		1,357.1	1,485.8	(8.67)

Other assets	7,619.6	7,150.8	6.56		8,771.8	10,435.9	(15.95)

Total Assets / Liabilities	189,637.6	171,800.8	10.38		82,284.8	78,742.1	4.50

Customer deposits	95,819.0	88,944.6	7.73		36,589.4	38,410.9	(4.74)

Debt securities	14,336.7	9,807.9	46.18		4,674.8	4,760.9	(1.81)

Subordinated debt	1,692.3	804.9	110.26		542.1	563.2	(3.75)

Due to banks	38,613.8	44,035.4	(12.31)		29,591.8	24,511.6	20.73

Other liabilities	28,122.1	19,032.4	47.76		6,859.4	6,762.1	1.44

Capital assigned	11,053.7	9,175.6	20.47		4,027.3	3,733.3	7.87

Other managed funds (off - balance sheet)	65,784.8	58,320.2	12.80		30,456.4	27,175.2	12.07

Mutual funds	56,815.6	50,462.0	12.59		13,674.5	11,865.9	15.24

Pension funds	6,874.1	6,259.3	9.82		12,725.7	11,803.2	7.82

Managed portfolios	2,095.1	1,599.0	31.03		4,056.3	3,506.0	15.69

Customer funds	177,632.7	157,877.6	12.51		72,262.8	70,910.2	1.91

Total managed funds	255,422.4	230,121.0	10.99		112,741.3	105,917.2	6.44

Ratios (%) and other data
ROE	20.52	20.00	0.52	p.	28.59	31.99	(3.40	p.)

Efficiency ratio	42.81	46.77	(3.95	p.)	55.35	55.37	(0.02	p.)

Recurrence ratio	73.94	67.17	6.77	p.	44.44	39.98	4.46	p.

NPL ratio	0.97	1.12	(0.15	p.)	2.94	3.85	(0.91	p.)

NPL coverage	236.34	191.87	44.47	p.	149.07	121.50	27.57	p.

Number of employees (direct and assigned)	41,626	42,525	(2.11%)		52,234	51,699	1.03%

Number of branches	5,111	5,041	1.39%		3,904	3,835	1.80%

Back to Contents

Grupo Santander	19
January - June 2004

Report by business areas

					Income statement and balance sheet by operating business areas

Asset Management and Private Banking				Global Wholesale Banking

Jan-Jun 04	Jan-Jun 03	(%)		Jan-Jun 04	Jan-Jun 03	(%)		Million euros

								Income statement
71.3	42.8	66.70		218.9	190.6	14.80		Net interest revenue

359.4	324.1	10.89		177.7	175.2	1.43		Net fees and commissions

430.7	366.9	17.39		396.6	365.9	8.40		Basic revenue

9.8	10.6	(6.97)		50.8	34.1	49.06		Trading gains

440.5	377.5	16.71		447.4	400.0	11.86		Net operating revenue

(179.4)	(165.5)	8.43		(182.8)	(188.5)	(3.04)		Personnel and general expenses

(170.1)	(156.6)	8.60		(142.5)	(148.9)	(4.32)		a) Direct

(108.6)	(97.8)	11.08		(90.8)	(100.1)	(9.24)		Personnel expenses

(61.4)	(58.8)	4.48		(51.7)	(48.9)	5.77		General expenses

(9.3)	(8.8)	5.50		(40.2)	(39.5)	1.79		b) Indirect

(11.6)	(13.3)	(12.54)		(13.2)	(13.4)	(0.77)		Depreciation

(0.2)	(0.2)	(17.67)		(0.7)	(1.0)	(26.94)		Other operating costs

249.4	198.5	25.60		250.7	197.1	27.15		Net operating income

17.7	29.4	(39.61)		—	(1.4)	(100.00)		Income from equity - accounted holdings

(5.5)	0.0	—		27.6	(46.3)	—		Net provisions for loan - losses

(4.3)	(5.0)	(14.02)		(4.2)	(3.3)	26.61		Other income

257.3	222.9	15.44		274.1	146.1	87.58		Income before taxes

181.0	159.8	13.31		202.8	104.7	93.70		Net consolidated income

174.1	152.5	14.16		201.3	102.7	95.93		Net attributable income

								Balance sheet
1,923.0	1,317.2	45.99		16,121.9	17,127.4	(5.87)		Loans

4.2	5.3	(19.76)		6,210.4	7,390.4	(15.97)		Government securities

4,824.4	5,845.7	(17.47)		32,678.5	28,204.9	15.86		Due from banks

1,444.4	819.6	76.24		7,243.9	6,687.6	8.32		Investment securities

62.7	65.4	(4.25)		134.6	144.4	(6.81)		Tangible and intangible assets

242.3	281.9	(14.03)		6,793.9	7,334.3	(7.37)		Other assets

8,501.0	8,335.1	1.99		69,183.2	66,889.0	3.43		Total Assets / Liabilities

6,226.6	6,361.5	(2.12)		25,607.8	24,022.0	6.60		Customer deposits

—	—	—		2,868.3	356.6	704.40		Debt securities

—	—	—		4.4	32.4	(86.30)		Subordinated debt

1,208.8	844.9	43.07		22,970.2	20,394.0	12.63		Due to banks

565.6	604.9	(6.48)		16,173.6	20,325.6	(20.43)		Other liabilities

499.9	523.8	(4.56)		1,558.9	1,758.5	(11.35)		Capital assigned

22,809.5	14,246.7	60.10		1,043.7	960.9	8.62		Other managed funds (off - balance sheet)

18,856.4	10,799.2	74.61		426.5	414.9	2.78		Mutual funds

116.2	82.2	41.42		600.4	526.3	14.07		Pension funds

3,836.9	3,365.2	14.02		16.9	19.6	(14.10)		Managed portfolios

29,036.2	20,608.2	40.90		29,524.2	25,371.9	16.37		Customer funds

31,310.6	22,581.8	38.65		70,227.0	67,849.9	3.50		Total managed funds

								Ratios (%) and other data
59.10	60.54	(1.44	p.)	25.78	11.84	13.94	p.	ROE

40.73	43.83	(3.11	p.)	40.85	47.13	(6.28	p.)	Efficiency ratio

200.34	195.91	4.43	p.	97.26	92.97	4.28	p.	Recurrence ratio

0.94	0.89	0.05	p.	0.65	1.61	(0.96	p.)	NPL ratio

189.91	156.31	33.60	p.	284.39	164.58	119.81	p.	NPL coverage

6,288	6,513	(3.45%)		2,242	2,481	(9.63%)		Number of employees (direct and assigned)

186	184	1.09%		18	27	(33.33%)		Number of branches

Back to Contents

20	Grupo Santander
January - June 2004

Report by business areas

European Retail Banking

	Santander									Santander
	Central Hispano			Banesto			Portugal			Consumer

Million euros	Jan-Jun 04	(%)		Jan-Jun 04	(%)		Jan-Jun 04	(%)		Jan-Jun 04	(%)

Income statement
Net interest revenue	983.3	(3.07)		568.0	8.47		326.0	3.45		533.0	42.53

Net fees and commissions	736.1	14.35		248.9	10.24		126.1	12.74		67.7	(6.03)

Basic revenue	1,719.3	3.69		816.8	9.00		452.1	5.88		600.7	34.68

Trading gains	77.0	215.47		40.2	8.46		(6.6)	(32.82)		24.3	(33.69)

Net operating revenue	1,796.3	6.76		857.0	8.97		445.5	6.79		625.0	29.50

Personnel and general expenses	(782.0)	(0.37)		(388.4)	2.27		(201.4)	(1.57)		(222.6)	9.08

a) Direct	(585.1)	(1.70)		(374.9)	2.54		(193.9)	(1.48)		(212.8)	10.17

Personnel expenses	(486.7)	(1.46)		(280.4)	2.50		(127.1)	(0.62)		(99.1)	4.19

General expenses	(98.4)	(2.83)		(94.5)	2.65		(66.8)	(3.08)		(113.6)	15.98

b) Indirect	(196.8)	3.80		(13.5)	(4.64)		(7.5)	(3.80)		(9.8)	(10.21)

Depreciation	(89.0)	(0.11)		(49.1)	(4.84)		(27.3)	0.29		(14.1)	(3.90)

Other operating costs	(19.4)	5.69		(9.9)	4.75		(5.4)	217.01		(1.1)	—

Net operating income	906.0	14.65		409.7	18.51		211.5	15.14		387.3	46.65

Income from equity - accounted holdings	—	—		51.3	67.95		—	(100.00)		12.4	19.23

Net provisions for loan - losses	(198.6)	19.73		(99.2)	16.04		(17.6)	(60.80)		(142.9)	27.17

Other income	12.6	47.01		35.2	(16.99)		(28.6)	—		(8.5)	—

Income before taxes	720.0	13.75		396.9	19.16		165.3	12.43		248.3	38.91

Net consolidated income	517.8	13.72		276.5	16.98		145.8	16.84		180.5	61.35

Net attributable income	518.1	13.88		240.9	17.12		118.3	11.82		180.3	67.86

Balance sheet
Loans	64,718.3	20.61		35,339.8	19.23		17,848.1	(11.88)		18,266.6	19.23

Government securities	—	—		3,973.1	(16.25)		—	—		—	—

Due from banks	51.2	6.65		10,244.7	(25.25)		13,909.5	29.87		4,753.0	(23.62)

Investment securities	1.0	0.50		4,324.3	(16.73)		5,461.7	186.86		137.0	(54.28)

Tangible and intangible assets	1,605.4	0.88		764.5	(4.29)		510.7	9.54		109.1	19.91

Other assets	918.1	(9.74)		4,378.3	(5.94)		1,621.4	59.35		701.8	52.14

Total Assets / Liabilities	67,294.1	19.50		59,024.7	0.49		39,351.3	14.55		23,967.5	7.02

Customer deposits	42,372.4	2.48		30,168.3	8.51		12,271.7	(0.22)		11,006.6	46.84

Debt securities	295.2	131.37		7,610.4	107.26		4,367.9	15.64		2,063.2	(7.53)

Subordinated debt	—	—		1,272.3	339.24		304.5	(15.65)		115.5	(25.09)

Due to banks	137.3	(65.86)		11,127.9	(40.51)		19,488.0	28.81		7,860.6	(19.73)

Other liabilities	19,422.0	89.74		6,066.1	5.33		1,306.6	(14.47)		1,327.4	(12.36)

Capital assigned	5,067.1	20.57		2,779.7	10.93		1,612.6	28.07		1,594.3	31.97

Other managed funds (off - balance sheet)	45,447.2	11.96		12,631.2	15.56		7,490.4	12.93		216.0	31.84

Mutual funds	40,672.6	12.24		11,151.3	15.69		4,795.3	7.98		196.4	34.44

Pension funds	4,774.6	9.57		1,219.7	13.77		860.1	5.97		19.6	10.43

Managed portfolios	—	—		260.1	18.80		1,834.9	32.97		—	—

Customer funds	88,114.8	7.37		51,682.2	21.05		24,434.4	5.92		13,401.3	33.41

Total managed funds	112,741.3	16.34		71,655.9	2.86		46,841.7	14.29		24,183.5	7.20

Ratios (%) and other data
ROE	21.80	(1.26	p.)	17.93	0.42	p.	16.97	0.25	p.	24.45	4.75	p.

Efficiency ratio	43.53	(3.12	p.)	45.32	(2.97	p.)	45.20	(3.84	p.)	35.61	(6.67	p.)

Recurrence ratio	94.13	12.11	p.	64.07	4.63	p.	62.61	7.95	p.	30.42	(4.89	p.)

NPL ratio	0.59	(0.29	p.)	0.59	(0.12	p.)	2.25	0.37	p.	1.95	0.06	p.

NPL coverage	340.88	124.04	p.	381.81	79.71	p.	117.98	(2.86	p.)	161.12	9.72	p.

Number of employees (direct and assigned)	20,483	(3.39%)		10,004	0.92%		6,425	(8.50%)		4,714	13.97%

Number of branches	2,550	1.67%		1,695	0.59%		636	(4.22%)		230	25.00%

Back to Contents

Grupo Santander	21
January - June 2004

Report by business areas

European Retail Banking

European Retail Banking is the largest business of the Grupo Santander. It accounted for 51% of total customer funds, 73% of loans and 53% of net attributable income at the end of the first half of 2004.

Net interest revenue was EUR 2,410.3 million, 7.4% more than in the first half of 2003, because of the net effect of the rise in business volumes and the squeezing of spreads caused by lower interest rates in the first half of 2004, when compared to the same period of the previous year, and the policy of shifting on-balance sheet time deposits into mutual funds.

Net fees and commisisons increased 10.4% over the first half of 2003 to EUR 1,178.7 million. This growth came from Santander Central Hispano Retail Banking, Banesto and Portugal. Trading gains reflect the greater distribution of products to clients and the consolidation of capital gains from mutual funds.

Net operating revenue rose 9.6% which combined together with costs that remained totally flat, a good performance by all units, improved the efficiency ratio by 4.0 points to 42.8% (46.8% in the first half of 2003).

Net operating income of EUR 1,914.5 million was 19.9% higher than in the first half of 2003. Net provisions for loan-losses increased 8.3%, due to more generic and statistical provisions as a result of greater lending.

Net attributable income amounted to EUR 1,057.5 million, 21.7% more than in the first half of 2003 and 18.4% higher than in the second. ROE was 20.5% (20.0% in the first half of 2003).

Of note in the second quarter were higher revenues (net interest revenue and net fees and commissions generated during the second quarter were the highest of the last two years) together with stable costs resulted in a 8.9% rise in net operating income over the first quarter and a 8.1% increase in net attributable income.

Of note in business activity was the 14.6% rise in loans (+18.6% excluding securitisation) and 12.5% in customer funds.

In lending both Banesto and the Santander Central Hispano Network registered year-on-year growth of 36% and 23%, respectively (excluding the impact of securitisation), which was higher than the average rise for the banking sector. Growth in mortgages and in loans to companies was more than 34% and 23%, respectively. Lending by Santander Consumer rose 19% and fell in Portugal due to securitisation (+8% eliminating this effect). With regard to the capturing of funds in Europe, the focus is on mutual funds (+12.6% year-on-year) and pension plans (+9.8%).

Santander Central Hispano Retail Banking

Santander Central Hispano Retail Banking generated net attributable income of EUR 518.1 million in the first half, 13.9% more than in the same period of 2003. The second quarter figure of EUR 263.7 million was 8.3% higher than in the same period of 2003 and it was also more than the first quarter of 2004.

This growth was due to the area’s four basic strategic pillars: the strengthening of business activity; active management of prices and the rise in commissions; control of costs; and credit risk quality.

Net operating revenue was EUR 1.796,3 million, 6.8% higher than in the first half of 2003. In the second quarter it rose 4.5% over the first quarter to EUR 918.1 million.

This growth was due to the 21.7% rise in net fees and commissions and trading gains to EUR 813.1 million, largely because of insurance and derivatives whose revenue more than doubled (the latter due to operations that consolidated capital gains), personal accounts (+21.4%), mutual funds (+13.3%) and debit and credit cards (+8.6%).

Net interest revenue was EUR 983.3 million, 3.1% lower than in the first half of 2003, because of the squeezing of spreads as a result of the fall in interest rates, although partly offset by increased business. As a result of the ending of lower spreads and interest rate forecasts, expectations for net interest revenue are better for the last months of 2004 and more so in 2005.

Personnel and general expenses dropped 0.4% and helped to improve the efficiency ratio to 43.5%, 3.1 points better than in the first half of 2003. The recurrence ratio (net commissions as a percentage of costs) reached 94% (more than 100% including the trading gains of clients).

Net operating income was 14.7% higher than in the first half of 2003 at EUR 906.0 million and 8.8% more in the second quarter than in the first.

Credit risk quality remained high.The ratio of non-performing loans dropped to 0.59% at the end of June from 0.88% a year earlier, and the volume of specific provisions was 29% lower. The strong growth in lending was reflected in a rise of more than 30% in generic and statistical provisions.

Income before taxes was EUR 720.0 million and net attributable income amounted to EUR 518.1 million. Both items grew by around 14%.

The growth in activity was the fruit of different strategies for capturing new volume, increasing affinity and penetration in each business.

The strong growth in lending was based on mortgages which grew 34%, leasing and renting (+31%), credits (+16%) and loans (+13%). By segments, growth was 39% in private banking, 27% to individual clients and 24% to companies.

In customer funds (+8% in the year to June 2004), current account balances rose 11% year-on-year, savings accounts 13%, and mutual funds and pension funds 12% and 8%, respectively. Time deposits reflected the policy of shifts to other products.

Back to Contents

22	Grupo Santander January - June 2004

Report by business areas

Growth in customer funds was sustained by the marketing of innovative and high value added products. Of note were:

-	The Superoportunidad mortgage campaign: 25,000 new loans in the second quarter amounting to almost EUR 6,000 million of new loans in the first half.

-
Measures to increase the degree of penetration of SMEs, micro companies, shops, the self-employed and professionals, such as the Supercuenta Empresas which attracted 30,000 new clients, or the Supercuenta Múltiple, which is being launched.

-	The active management mutual funds campaign (Supergestión III and IV) which placed EUR 2,000 million for a total of EUR 7,500 million in the first half and 220,000 unit holders.

-	The consolidation of the capital gains campaign from the Superselección II and Super100 funds, which benefited 70,000 unit holders.

-	Launch of the Gold+Mastercard (60,000 placed in the first half).

Banesto

The Banesto Group’s income before taxes was 14.8% higher than in the first half of 2003 at EUR 398.7 million. The high volume of business and the successful development of new projects and business plans, which achieved stronger growth in key business segments, combined with tight control of operating costs and adequate risk management produced higher income, with rises in all revenue lines and better efficiency and non-performing loan ratios.

As in the other business areas, Banesto’s income statement has been drawn up in accordance with the criteria set out on page 17 of this Report, as a result of which these figures are not the same as the ones published independently.

Net interest revenue increased 8.5% to EUR 568.0 million, as a result of stronger business and management of prices and customers.

Net fees and commissions grew 10.2% to EUR 248.9 million. Those from mutual and pension funds increased 15.9% and 7.3% from services.

Trading gains were EUR 40.2 million in the first half of 2004, 8.5% more than in the same period of 2003. Those from the distribution of treasury products to customers were once again the main component (+39%).

As a result, net operating revenue rose 9.0% over the first half of 2003 to EUR 857.0 million.

Personnel and general expenses increased 2.3%, in line with goals set, and together with the growth in net operating revenue produced a further improvement in the efficiency ratio to 45.3% from 48.3% in the first half of 2003.

Net operating income was 18.5% higher at EUR 409.7 million.

Income from equity-accounted holdings increased 67.9% over the first half of 2003 to EUR 51.3 million.

Net provisions for loan-losses rose 16.0% to EUR 99.2 million. The allocation for statistical provisions was EUR 75.3 million, bringing the total in the fund to EUR 410 million, and the amount assigned to generic provisions was EUR 22.4 million. This underscored the credit risk quality.

Net attributable income for the first half was 17.1% higher at EUR 240.9 million. The second quarter figure of EUR 124.9 million was 7.7% higher than the first quarter, thanks to higher revenues and the same costs.

Lending, adjusted for the impact of securitisation, increased 22% to EUR 38,012 million, with significant growth in all types and segments. As a result, the Banesto Group achieved a further gain in market share of lending by commercial banks (+0.70 points to 8.60% since June 2003).

This gain in market share was achieved, furthermore, with a further fall in the ratio of non-performing loans (NPLs) from 0.71% in June 2003 to 0.59% a year later. Coverage rose from 302% to 382% over the same period.

Total customer funds amounted to EUR 51,682 million, 21% more than in June 2003. On-balance sheet customer funds grew 23% and off-balance sheet funds were 16% higher. Banesto’s market share of deposits managed by commercial banks plus mutual funds reached 8.46%, a year-on-year rise of 0.10 points.

Portugal

In an macroeconomic environment which is beginning to improve, albeit moderately, the Group generated net attributable income of EUR 135.3 million, 14.8% more than in first half of 2003. As in the rest of the European units, the second quarter of 2004 was more positive (+11.7% rise in net attributable income over the first quarter).

Retail banking generated 87% of net attributable income, while its basic revenue increased 5.9% over the first half of 2003 (+3.9% year-on-year in the first quarter). This was due to the recovery of net interest revenue (+3.5%) and the 12.7% rise in net fees and commissions, with noteworthy contributions by mutual funds (+25%), mortgages (+50%), insurance (+26%) and cards (+12%).

Santander Totta continued to contain costs (-1.6%), which helped to boost net operating income by 15.1% and improve the efficiency ratio from 49.0% to 45.2%.

Total Portugal

Million euros	Jan-Jun 04	(%)

Net attributable income "proforma"	135.3	14.84

Retail Banking	118.3	11.82

Global areas	17.0	41.43

Back to Contents

Grupo Santander January - June 2004	23

Report by business areas

In lending, mortgages grew 15%, consumer loans 16% and credit from cards 71%. In funds, the focus was on structured products (+17%), mutual funds (+8%) and life assurance based savings plans (+36%).

The ratio of non-performing loans inched up to 2.25%, and coverage stood at 118%.

Santander Consumer

Under the strategic plan to expand consumer financing in Eastern Europe, the recent acquisition of PTF in Poland was completed with the purchase of the company’s portfolio, which was recorded in the books of Banco Millenium with a nominal value of EUR 460 million. Santander Consumer’s managed assets now total EUR 22,407 million and its main activity is auto finance (65% of business). PTF consolidates in the business area with moderate contribution to the results.

All of Santander Consumer’s units performed well in all product lines in the first half of 2004: auto finance, consumer goods, personnal loans, credit cards, insurance and capturing of funds. New loans in the first half of 2004 amounted to EUR 7,205 million, 24% more than in the same period of 2003. Particularly noteworthy was the 24% growth in auto financing, which was well above the rise in the sale of cars and so produced a further gain in market share. This happened in all markets.

The growth in lending was accompanied by a continued improvement in the ratio of non-performing loans to 1.95% (2.12% in December 2003) and an increase in coverage to 161%.

Net operating revenue increased 29.5%, higher than the rise in new loans, due to the widening of spreads. Costs grew by around 9%, partly because of the increase in variable costs associated with business growth. The combined effect of these two elements lifted net operating income by 46.7% to EUR 387.3 million, and brought the efficiency ratio to below 36%. All business units substantially improved their efficiency ratios. Loan-loss provisions grew 27.2% as a result of the generic provision linked to growth in new lending.

Income before taxes was EUR 248.3 million, 38.9% more than in the first half of 2003.

Of note in the process of harmonizing the different businesses was the unification of all logotypes and brands under Santander Consumer. The new logotype includes the distinctive flame of the Grupo Santander and the local brand is maintained in each country of origin.

Latin America

The available economic indicators confirm the quickening pace of Latin America’s economic recovery begun in the second half of 2003. The GDP performance in the first quarter of 2004 suggests that the region’s average growth for the whole year could be more than 4.5% (with all countries growing at above their medium-term potential rate). The upswing has also been accompanied by a half point rise in the inflation rate expected for the end of the year (6.8% on average).

The improved fiscal situation is due to the strong growth in tax receipts and the continued spending control policies. Meanwhile, the region has consolidated a significant improvement in its trade account thanks to higher exports. These achievements, following adjustments in asset prices in April and May, have firmed up the perception that the region will this time be capable of adapting smoothly to the change in economic cycles that is already taking place in international interest rates.

Retail Banking Latin America generated net attributable income of EUR 547.0 million in the first half, 4.7% lower than in the same period of 2003 (+4.2% excluding the exchange rate impact). Net income, not affected by the changes in minority shareholders, hardly changed (+7.5% excluding the exchange rate impact). Total net attributable income from all activities in the region was EUR 667.5 million, 4.3% lower than in the first half of 2003, but 4.2% higher excluding the exchange rate impact.

The Grupo Santander’s business model in Latin America is clearly focused on the customer, highly segmented, supported by leading-edge technology and adequately managed costs and risks. With this model, and leveraged by the size and scope of its business franchise, the Group wants to exploit the favourable economic and financial prospects envisaged for the rest of 2004 and the following years. The Group is focusing during this new phase on business growth and the development of recurrent revenues.

The following factors should be taken into account when analyzing the financial information in Latin America:

•
Argentina: the improved economic and financial expectations in 2004 have made it advisable to use the fund constituted in prior years to cover the deficit of provisions arising from applying Spanish accounting criteria to the subsidiaries in the country. As a result of this adjustment, the Group’s assets in Argentina have been cleaned up in accordance with Spain’s regulations and the ring-fencing of income was no longer needed. Net attributable income was positive for the first half.

• In February 2003, 24.9% of Grupo Santander Serfin was sold, affecting year-on-year comparisons of net attributable income.

Total Latin America

		Variation (%)
Million euros	Jan-Jun 04	Total	Excl. ER

Income before taxes	870.0	0.52	8.66

Net consolidated income	753.6	(1.26)	7.10

Net attributable income "proforma"	667.5	(4.27)	4.22

Retail Banking	547.0	(4.67)	4.19

Global areas	120.5	(2.38)	4.35

Back to Contents

24	Grupo Santander January - June 2004

Report by business areas

•
The earnings performance (in euros) continued to be affected by the depreciation of Latin American currencies, although less so than in previous years. The appreciation of the Brazilian real and the Chilean peso (in average exchange rates) meant that the region’s currencies as a whole strengthened against the dollar, but not against the euro because of the dollar’s slide against the European single currency. Between the first half of 2003 and the same period of 2004 the real depreciated from 3.56 to 3.64 per euro, the Mexican peso fell from 11.7 to 13.7 per euro and the Venezuelan bolivar from 1,782 to 2,267 per euro. The Chilean peso, on the other hand, appreciated from 798.8 to 746.1 per euro.

•
Average nominal interest rates fell sharply between the first half of 2003 and the same period of 2004. The reductions were very significant in Brazil (38%), Mexico (23%), Chile (37%) and Venezuela (42%). The movements prior to the rise in US interest rates sparked in some of the region’s countries bouts of volatility in the second quarter, affecting interest rates and exchange rates. The balances of the banks in these countries were managed in such a way as to maximise earnings and reduce market risks.

The main features of the performance of Retail Banking Latin America in the first half of 2004 were:

•
The pace of growth in lending continued to accelerate. The total volume of the portfolio, excluding the exchange rate impact, increased 16% year-on-year (excluding Fobaproa in Mexico). The Group’s focus on strengthening businesses with the greatest degree of revenue recurrence resulted in a 25% year-on-year rise in lending to individuals.

•
In funds, lower interest rates encouraged a greater shift of deposits into mutual funds, which rose 30% excluding the exchange rate impact. Pension funds grew 15% year-on-year, also excluding the exchange rate impact, and brought the overall increase in deposits (excluding REPOS), pension and mutual funds to 15%.

•
Basic revenue, net of provisions, affected by the drop in average interest rates of around 35% year-on-year in the region, rose 8.3%. Excluding the exchange rate effect, basic revenue was 16.1% higher.

•
The Group’s strong drive to develop credit card, cash management, foreign trade, mutual funds and insurance business produced growth of 27.3% in commissions (after eliminating the exchange rate impact).

•	Trading gains declined 38.7% over the first half of 2003. Most of this occurred in the second quarter of 2004 because of the impact of higher volatility in the markets.

•	Net operating revenue less net provisions for loan-losses rose 11.2% to EUR 2,138.7 million (after eliminating the exchange rate impact).

•	The Group’s strategic focus on developing businesses with a high degree of revenue recurrence is resulting in the launch of a series of specific projects (some local and others regional) for the medium term. These costs and investments are temporarily (in 2004) affecting year-on-year comparisons in the relevant items. Total operating costs rose 13.5% between the first half of 2003 and the same period of 2004 (after eliminating the exchange rate impact).

•
Net provisions for loan-losses increased 60.9% (because of the release of provisions made for Mexico in 2003), but the risk premium remained at a very moderate level (1.0% in the first half). The non-performing loans ratio (2.94%) and coverage (149%) were better than in June 2003, underscoring the region’s credit risk quality.

•	The efficiency (55.4%) and recurrence (44.4%) ratios were temporarily eroded by the gap between the recording of costs related to special projects and the maturity, later, of revenue from them.

Retail Banking Latin America

Variation (%)
Business highlights	Excl. exch. rate

Gross Loans*	13.72

Customer funds on balance sheet	5.95

Mutual funds	29.61

Pension funds	14.73

Total managed funds	12.23

(*) Excluding Fobaproa: +16%

The performance by countries, including all businesses and earnings, is detailed below:

Brazil

Santander Banespa is one of the main financial franchises in Brazil. It has a market share of 4%-5% for the country as a whole and double that in the south/southeast of the country, the strategically key area for the Group where close to 100 million people live and which generates almost 75% of Brazil’s GDP.

Economic data in the first and second quarters has gradually boosted the pace of growth forecast for 2004 to 3.5%. Meanwhile, the sharp rise in exports has significantly improved the trade account and consolidated the forecast of an exchange rate stabilised at around 3.1 reales per dollar.

After creating an adequate business organization, the Group’s is focusing its strategy for 2004 on taking advantage of the better economic climate. One of the main elements is to increase the business volumes from customers, particularly loans.

This business drive produced growth in lending above 30% after eliminating the exchange rate impact. Of note was the 33% rise in loans to individual customers (credit cards, auto financing, consumer loans...). This growth produced market share gains of 0.4 and 0.8 points in loans to individuals and total lending to 5.7% and 5.2% respectively. In funds, lower interest rates benefited from the development of mutual funds

Back to Contents

Grupo Santander January - June 2004	25

Report by business areas

(+30% excluding the exchange rate impact), while total customer funds increased 18%.

Total net attributable income from Brazil in the first half was EUR 335.1 million, 2.2% lower than in the same period of 2003 (+0.1% excluding the exchange rate impact). Of this amount, EUR 297.8 million came from retail banking. The reduction was due to lower interest rates (from 25.9% to 16.0% between the first half of 2003 and the same period of 2004) and, temporarily, the costs related to business development programmes and plans, which are accelerating the pace of growth in business.

At the end of the first half, the efficiency ratio was 45.4%; the recurrence ratio 58.2%; the ROE 37.4%; the NPL ratio 2.41% and coverage 186%.

Mexico

Santander Serfin is the third largest banking group in Mexico in terms of business volume, but the leader in profitability and asset quality. Its market share of loans is 15.4%, 14.2% in deposits plus mutual funds, and 8.7% in pension funds.

The Mexican economy is meeting the forecasts made for 2004. The consensus view is GDP growth of 4% and continued financial stability with short-term interest rates of 6.5% and an exchange rate of around 11.5 pesos per dollar. Interest rates have declined substantially and both inflation and interest rates remain under control.

The main strategic focus is to achieve a profitable increase in market shares. Total loans, excluding the Fobaproa paper, rose 20%, after eliminating the exchange rate impact, which pushed up the market share by 1.7 points in the last twelve months, principally in strategically important products such as credit from cards. Total funds grew 12%, excluding the exchange rate impact, largely due to mutual funds (+16%).

Net attributable income declined 32.9% to EUR 165.8 million (EUR 131.6 million from retail banking) and fell 20.1% after eliminating the exchange rate impact. The year-on-year comparison was affected by the EUR 17 million impact from the sale of 24.9% of Santander Serfin to Bank of America (February 28, 2003), the one-off release of EUR 51 million of loan-loss provisions in the first quarter of 2003 and the rise in the tax charge between the two periods. Net operating income, not affected by any of these factors, rose 12.5% after eliminating the exchange rate impact, underscoring the notable revenue growth and virtually flat costs.

The efficiency ratio was 47.0%; the recurrence ratio 78%; ROE 25.0%; the NPL ratio 0.96% and coverage 367% (reflecting the high quality of credit risk).

In June the share capital was increased by an amount equivalent to EUR 163.4 million, of which EUR 122.5 million were subscribed by the Group.

Chile

Euromoney awarded Santander Santiago its "Best bank in Chile" prize for the fifth year running. The bank is the largest, most solid and most diversified financial franchise in the country, as underscored by its market shares: 23.3% in loans, 20.9% in deposits plus mutual funds and 11.5% in pension funds.

The economic outlook for 2004 is better. For the first time in five years it looks as if the economy will grow by more than 5% and, at the same time, inflation will rise from less than 1% to around 3%, the Central Bank’s target. Interest rates are expected to be positive in real terms again and the exchange rate less volatile (currently around 640 pesos per dollar).

With completion in 2003 of the merger, Santander Santiago is again focusing on business development, which has picked up significantly, particularly in the most profitable segments. Lending rose 11% year-on-year and customer funds (deposits and mutual funds) 4%. Between the end of 2003 and the latest date available, Santander Santiago’s market share in lending rose by 0.7 points and 0.5 points in deposits and mutual funds.

Net attributable income in the first half was 41.0% higher in euros at EUR 140.7 million (+32.2% eliminating the exchange rate impact). Retail banking generated EUR 118.6 million of this amount. The increase was due to the drive in fees and commissions, the containment of costs, and lower loan-loss provisions. The sharp fall in interest rates affected the year-on-year comparison for net interest revenue.

The efficiency ratio stood at 42.4%, the recurrence ratio 57.8%, ROE 23.1%, NPLs 3.30% and coverage 109%.

Puerto Rico

Santander Puerto Rico is one of the largest financial entities in Puerto Rico, with a market share of 10.3% in loans, 9.5% in deposits and 22.5% in mutual funds.

The Group, which concentrated on growth in mortgages and loans to medium-sized companies, registered year-on-year growth of 2% in lending. Deposits and mutual funds rose 6%. Another priority area is the recovery of past due loans and bad debts.

Net attributable income was EUR 24.6 million (EUR 21.1 million from retail banking), 48.5% higher in local currency and 33.6% in euros.

The efficiency ratio was 59.5%, the recurrence ratio 41.6% and ROE 11.2%. The NPL ratio stood at 2.68% and coverage was 117%.

Venezuela

Banco de Venezuela is one of the country’s largest banks, with market shares of 14.6% in loans and 12.6% in deposits.

The economy has emerged from the deep recession of 2003 and the outlook this year is for growth of around 10%. The large volume of excess liquidity has put downward pressure on

Back to Contents

26	Grupo Santander January - June 2004

Report by business areas

nominal interest rates. Exchange controls and the system adopted have kept the bolivar at 1,920 per US dollar since February 2004.

In 2004 management is focusing on growth in net basic revenue and achieving the highest profitability, with selective growth in lending, a rise in transactional deposits, a very flexible pricing policy for loans and funds and development of businesses that generate commissions. Lending, eliminating the exchange rate impact, increased 85% year-on-year and funds rose 67%.

Net attributable income grew 41.8% to EUR 81.0 million, of which EUR 74.5 million came from retail banking.

The efficiency ratio was 41.5%, the recurrence ratio 56.3%, ROE stood at 51.6%, the NPL ratio was 4.00% and coverage 221%.

Colombia

Colombia is consolidating its economic recovery in 2004. The Group’s business model is focused on selective business growth and efficient management of costs, and with excellent credit quality levels (NPL ratio of 0.59% and coverage of 920%).

Net attributable income was EUR 24.4 million, 35.1% higher excluding the exchange rate effect and 29.9% in euros.

Other countries

Bolivia and Uruguay are significantly improving their results. Bolivia’s net attributable income was EUR 5.0 million in the first half, double that of the same period of 2003; and Uruguay, which made a loss of EUR 23.8 million in the first half of 2003, generated net attributable income of EUR 13.0 million in the first six months of 2004. Lastly Peru, where the Group focuses on pensions (market share of 27.3%), generated net attributable income of EUR 9.1 million.

Asset Management and Private Banking

Net attributable income was EUR 174.1 million, 14.2% higher than in the first half of 2003, and managed funds rose 19% to more than EUR 110,000 million, as a result of the success of all business units.

Asset Management. In Spain, which accounts for 68% of total business, the Group’s managed assets increased 19%.We remained the market leader in mutual funds (28% share) thanks to innovation in value added products, which enabled

Assets under management in Spain. June 2004

		Market	(%) var.

Million euros	Amount	share	o/2003

Funds and investment companies	67,721		19.5

Mutual funds	60,126	27.9	13.0

o/w: real estate mutual funds	2,259	62.0	23.1

Individual pension funds	5,786	17.9	10.2

Other	1,769		27.6

Total	75,276		18.9

us to widen the commission differential over our competitors. For example, we captured in the first half of 2004 more than EUR 8,100 million in dynamic management guaranteed funds (Santander Supergestión, Banesto Garantizado Dinámico Plus) and achieved growth of close to EUR 1,000 million in equity, real estate and alternative management funds. Also of note was the position attained in alternative management funds, where the Group already manages EUR 4,000 million globally, enabling our clients to participate in the most attractive funds and limiting the risk assumed.

In Latin America, the Group manages more than EUR 26,000 million of mutual and pension funds (+22% over the first half of 2003, excluding the exchange rate impact). Of note is the growth, excluding the impact of exchange rates, in mutual funds in Brazil (+30%), in Mexico (+16%) and in Chile (+64%).

Net commissions from the management of mutual and pension funds increased 26% in the year to June 2004 for the whole Group.

Insurance: Of note in Spain is the strong growth in the first half at Santander Seguros which doubled its volume of premium income from individual risk and increased by 139% the commissions contributed to the Santander Central Hispano Network. This, together with Banesto Seguros, made the Group the market leader in life-risk products in the bancassurance sector.

In Latin America, the Group is enjoying similar success in its bid for growth in the distribution of insurance via its banking network. Of note are Brazil, Mexico and Chile, with an aggregate growth of 28% in premium income, excluding the exchange rate impact.

Total commissions from insurance for the whole Group increased 68% in the year to June 2004.

Private Banking: Banco Banif, recognized by Euromoney as Spain’s best private bank, continued to increase its penetration of targeted customers (+11% in the first half). Combined with the better environment, this produced a 24% increase year-on-year in total balances. This greater volume of business pushed up revenues and improved the efficiency ratio, as well as increasing its contribution to the Group’s net attributable income.

International Private Banking, also recognised by Euromoney, registered 24% growth year-on-year in net operating income and 22% in net attributable income (more than 35% each in dollars, the currency used to manage this business). Managed customer funds rose 25% in dollars.

Global Wholesale Banking

This area generated net attributable income of EUR 201.3 million, 95.9% more than in the first half of 2003. The management priorities were growth in recurrent revenues from global customers, improved efficiency and optimization of the consumption of capital. Commissions cover 97% of the area’s

Back to Contents

Grupo Santander January - June 2004	27

Report by business areas

costs (93% in the first half of 2003) and the efficiency ratio improved by 6.3 points.

Global Corporate Banking doubled its net attributable income, thanks to the increasing generation of revenue via value added products, cost control and reduced needs for provisions.

Global Investment Banking pushed ahead, fuelled by the growth in commissions and further cuts in costs. Net attributable income was 33.6% higher than in the first half of 2003. Of note was equity business where net operating revenue rose 17% and we consolidated our leadership in brokerage in Spain (+13.6% including Banesto Bolsa), in Portugal (2nd, 16% share) and in ordinary Latin American shares (1st, 44% share). This performance was underscored by the improvement in the main rankings for Spain and Portugal (1st, Thomson Extel) and Latin America (2nd, Institutional Investor) with leadership positions.

In Equity Origination, Santander Central Hispano Investment was one of the global coordinators in the listing of Telecinco. In Corporate Finance, of note among the operations completed in the second quarter was the advice provided for the sale of a stake in Secil (a subsidiary of Semapa). In Structured Financing and Syndicated Loans, particularly noteworthy was our participation in the structuring and underwriting of the refinancing of Auna’s debt (EUR 650 million underwritten) and other financing and securitisation operations (Unión Fenosa, Telecom Italia, Metro Ligero of Tenerife...).

Global Treasury in Spain increased business with both corporate and institutional clients as well as retail ones. Of note in the latter was Santander Global Connect, which aims to boost the distribution capacity and sale of derivatives to clients of the branch network, and which has already reaped its first fruits with the successful campaigns ("Diferido plus", consolidation of capital gains; "3x12"). Of note in business with wholesale clients was the Group’s selection as the lead manager in the placement of the new benchmark issue of 10-year United Kingdom public debt. In Portugal and New York, the treasury units continued to contribute solutions and advise clients, making the best of their knowledge of Latin American markets.

In Latin America, Brazil’s treasury activity continued to generate business opportunities with clients, chiefly in the wholesale segment. In Mexico, we remained the leading market maker in fixed income and are in second place in forex. We also were very active in selling derivatives to corporate clients. In Chile, there was a drive to distribute treasury products via the branch network to corporate clients.

Back to Contents

28	Grupo Santander
January - June 2004

Report by business areas

Financial Management and Equity Stakes

			Variation

Million euros	Jan-Jun 04	Jan-Jun 03	Amount	(%)

Income statement
Net interest revenue (excluding dividends)	(259.8)	(222.1)	(37.7)	16.98

Dividends	261.3	193.6	67.7	34.99

Net interest revenue	1.5	(28.5)	30.0	—

Net fees and commissions	(0.5)	0.3	(0.8)	—

Basic revenue	1.0	(28.2)	29.2	—

Trading gains	115.3	248.0	(132.7)	(53.50)

Net operating revenue	116.4	219.8	(103.4)	(47.06)

Personnel and general expenses	(80.0)	(66.3)	(13.7)	20.72

a) Direct	(76.9)	(63.3)	(13.7)	21.60

Personnel expenses	(11.3)	(11.1)	(0.2)	1.58

General expenses	(65.6)	(52.1)	(13.5)	25.87

b) Indirect	(3.1)	(3.0)	(0.1)	2.40

Depreciation	(17.3)	(34.9)	17.6	(50.48)

Other operating costs	1.1	1.4	(0.4)	(26.01)

Net operating income	20.1	120.0	(99.9)	(83.26)

Income from equity - accounted holdings	151.6	38.1	113.5	297.68

Net provisions for loan - losses	(158.3)	(245.7)	87.4	(35.57)

Other income	(230.3)	790.2	(1,020.6)	—

Accelerated goodwill amortization	(2.4)	(691.2)	688.7	(99.65)

Income before taxes (cash-basis*)	(219.4)	11.6	(230.9)	—

Net consolidated income (cash-basis*)	(62.9)	102.0	(164.8)	—

Net attributable income (cash-basis*)	(195.9)	(88.8)	(107.1)	120.68

(*).- Before ordinary goodwill amortization

Balance sheet
Government securities, Bank of Spain certificates and others	13,063.5	21,500.5	(8,437.0)	(39.24)

Investment securities	22,320.7	14,797.9	7,522.8	50.84

Goodwill	7,307.8	8,294.7	(986.8)	(11.90)

Liquidity lent to the Group	26,427.6	21,168.0	5,259.7	24.85

Capital assigned to Group areas	17,139.8	15,191.2	1,948.6	12.83

Other assets	13,149.1	15,348.8	(2,199.7)	(14.33)

Total Assets / Liabilities	99,408.5	96,301.0	3,107.5	3.23

REPOs	18,476.7	23,060.5	(4,583.8)	(19.88)

Debt securities	25,172.3	19,653.9	5,518.4	28.08

Subordinated debt	9,448.8	10,310.1	(861.4)	(8.35)

Preferred stock	3,279.8	4,454.6	(1,174.8)	(26.37)

Other liabilities	24,811.6	21,081.9	3,729.7	17.69

Group capital and reserves	18,219.3	17,740.0	479.3	2.70

Other managed funds (off - balance sheet)	—	—	—	—

Mutual funds	—	—	—	—

Pension funds	—	—	—	—

Managed portfolios	—	—	—	—

Customer funds	39,910.5	42,785.4	(2,874.8)	(6.72)

Total managed funds	99,408.5	96,301.0	3,107.5	3.23

Resources
Number of employees (direct and assigned)	335	255	80	31.37%

Back to Contents

Grupo Santander	29
January - June 2004

Report by business areas

Financial Management and Equity Stakes

Financial Management and Equity Stakes acts as the Group’s holding company, managing all capital and reserves, assigning capital and liquidity to the rest of businesses on the basis of the criteria set out on page 17 of this report.

The cost of the liquidity via the transfer of funds to different businesses is done at the short-term market rate, which in the first half of 2004 was 2.04% (2.57% in the same period of 2003).

This area also incorporates centrally managed businesses, which can be divided into three sub-areas:

• Equity Stakes: this centralizes the management of equity stakes in financial and industrial companies.

Net attributable income of financial stakes in Europe was EUR 182.2 million, 249% more than in the first half of 2003. This was due to the rise in income from equity-accounted holdings, mainly the higher contribution from The Royal Bank of Scotland Group. At the end of first half, the unrealized capital gains in financial stakes were estimated at EUR 1,300 million.

Net attributable income from industrial stakes was 56.2% lower than in the first half of 2003 at EUR 76.7 million, because of the lower amount of capital gains accounted in the area. Revenue before capital gains and costs was 16.5% higher, largely due to increased revenues from Cepsa.

In the first half we acquired 4% of Auna Operadores de Telecomunicaciones, S.A. At the end of June, the unrealized capital gains in industrial stakes were estimated at EUR 2,400 million.

• Financial management: manages the structural exchange rate position, the Assets and Liabilities Committee (ALCO)
portfolio of the parent bank and the issues and securitizations that meet the Group’s liquidity and equity needs.

The performance of interest rates and exchange rates between comparable periods, negative for retail business, is partly offset by the positions of the ALCO portfolio and structural exchange rates. Centralized management of exchange rates and of the ALCO portfolio contributed EUR 157 million to net operating revenue in the first half of 2004.

This area includes the cost of hedging capital in Latin America, which amounted to EUR 60 million.

The area also manages all capital and reserves, the allocation of capital to each business unit, and the financing cost of investments. In addition there are certain specific allocations of a centralized nature (the parent bank’s pension), country-risk and early amortization of goodwill. This means that its contribution to earnings is always negative. The figure was EUR 288 million negative in the first half of 2004 (EUR 277 million negative in H103).

As indicated in the first quarter report, the Group believes it is advisable to maintain in Argentina an additional fund that complements the provisions already assigned so that the capital of our subsidiaries in the country is covered as well as the loans granted to them by the Group. The impact on earnings of provisions and release of provisions, in accordance with these criteria, will be recorded in Financial Management and Equity Shareholdings and will thus be independent of those registered in the Latin America Business Area.

•
Projects underway/wound down: also included, on a temporary basis, are businesses in the process of being wound down or closed in order not to distort the rest of the businesses. In exceptional circumstances, the launch of a business of a strategic nature can be included. In 2004, the main business included is development of the Partenón project.

Financial Management and Equity Stakes

	Financial stakes		Industrial stakes

Million euros	Jan-Jun 04	(%)	Jan-Jun 04	(%)

Income statement
Contribution to results*	231.2	187.07	184.2	11.53

Financing costs	(45.0)	19.30	(42.1)	(2.42)

Revenue	186.1	335.17	142.2	16.45

Operating costs	(1.4)	22.25	(8.0)	(6.87)

Realized capital gains and other	(21.5)	—	(3.1)	—

Income before taxes	163.2	292.33	131.1	(38.93)

Net attributable income	182.2	249.27	76.7	(56.25)

(*) Dividends and income from equity-accounted holdings included.

Back to Contents

30	Grupo Santander
January - June 2004

The share

The Santander Central Hispano share

Financial markets were volatile during the second quarter, as a result of international uncertainty. Despite this, however, the closing prices of stock market indices hardly changed between the end of March and June, with rises of around 1%.

The Santander share did not escape this volatility and ended the second quarter at EUR 8.53, a drop of 3.6% over the first quarter, but 11.8% higher than a year earlier, compared to an increase of 17.7% in the Ibex-35 and 16.2% in the Dow Jones Euro Stoxx 50.

Capitalization

Market capitalisation stood at EUR 40,674.5 million at the end of the second quarter, the second largest in the Euro zone and the 14th largest worldwide among banks.

The share’s weighting in the Euro Stoxx 50 index was 2.91% and 14.00% in the Ibex-35 at the end of June.

Trading

The Santander Central Hispano share is one of the most liquid of its sector in Spain. The number traded during the first half was 6,247 million (EUR 56,659 million).

Shareholder remuneration

On May 1, Santander Central Hispano paid its fourth interim dividend of EUR 0.070408 per share, charged to 2003 earnings, bringing the total to EUR 0.3029 per share, 5% more than the dividends charged to 2002 earnings.

As of August 1, the first interim dividend of EUR 0.083 per share, charged to 2004 earnings, will be paid (7.1% higher than the same one in 2003).

Shareholder base

The number of Santander shareholders at the end of June was 1,100,827, and increase of 6,302 from the end of March. The average number of shares per shareholder was 4,332 (EUR 36,949).

Non-residents hold 51.51% of the capital and residents the remainder 48.49%. Corporate entities hold 65.51% of the shares and individuals 34.49%. The Board of Directors holds almost 9%.

The Santander Central Hispano share

30.06.2004

Shareholders and trading data
Shareholders (number)	1,100,827

Shares outstanding (number)	4,768,402,943

Average daily turnover (no. of shares)	49,580,343

Share liquidity* (%)	131

euros
Dividend per share
First interim dividend (01.08.04)	0.0830

Price movements during the period
Beginning (30.12.03)	9.39

High	9.77

Low	8.17

Last (30.06.04)	8.53

Market capitalization (millions)	40,674.5

Stock market indicators
Price / Book value (X)	2.06

P/E ratio (cash-basis**) annualized (X)	11.40

P/E ratio annualized (X)	13.11

P/E ratio (including extraordinaries) annualized (X)	10.65

(*).- Number of shares traded during the period / number of shares.
(**).- Before ordinary goodwill amortization.

Back to Contents

Grupo Santander January - June 2004	31

Corporate Social Responsibility

Release of the 2003 Annual Report on Corporate Social Responsibility

Grupo Santander’s second Annual Report on Corporate Social Responsibility brings togheter in a systematic fashion the efforts made in sustainable development, following the recommendations and guidelines of the Global Reporting Initiative (GRI), one of the international information standards most commonly accepted by international companies.

The report sets out the commitments and activities taken during 2003 and is aimed at all interest groups with whom the Group is involved.

Corporate Social Responsibility is one of the strategic priorities of Grupo Santander in order to continuously improve our relationships with clients, employees, shareholders and society as a whole.

Graduate studies are a priority and, especially, the Santander Universidades project, a joint venture between business and the academic world.

The Report, which is published together with the Annual Report and the Report of the Auditing and Compliance Committee, represents a further advance in transparency towards all Group related interest groups. Its content has been verified by the auditing firm Deloitte in what is a further anticipation of market requirements.

The relationships with the different interest groups, including a summary of the achievements of 2003 and their economic impact and the 2004 objectives, are described in the Report. Total investment in Corporate Social Responsibility amounted to EUR 71.1 million in 2003.

For the first time, Deminor Rating’s evaluation of the Bank’s structure and the functioning of its governing bodies (mentioned in the chapter on Corporate Governance), is included.

Lastly, the Report includes a page where we ask for an evaluation of the information contained in order to improve future editions and maintain the recognition attained in 2003.

Collaboration agreements

In the second quarter we signed two new collaboration agreements with universities in Chile, one each in Venezuela and Mexico, four in Argentina, two in Portugal, together with three more with Spanish universities.

Universia

In Puerto Rico, in an effort that will benefit the whole student community, work began on converting the campus of the Pontificia Universidad Católica into a wireless zone. The new Internet Hall in the University of Santiago de Compostela was inaugurated, and at this site, the portal’s General Shareholders Meeting took place. It was attended by 90 rectors of Spanish and Latin American universities.

Other actions

Recently, Santander Colombia subscribed the Global Compact, joining Spain, Peru and Chile.

In Peru, an agreement was signed with Fe y Alegría, a catholic organisation that takes care of education in poor neighbourhoods. Under it Internet capability room at schools will be installed and voluntary work promoted amongst the Bank’s employees, clients and suppliers.

In Puerto Rico, the campaign "Dale alas a la vida" commenced in benefit of the Association of Muscular Dystrophy.

In Portugal, we launched a campaign to collaborate with the nutrition of poor children as part of an agreement with International Medical Aid (AMI).

In Spain, the Chairman signed a collaboration agreement with the Real Madrid Foundation which seeks to integrate the immigrant population through sports.

The donation of used furniture to different non-profit organizations began, coinciding with the transfer of the headquarters from Madrid to Ciudad Grupo Santander.

Back to Contents

32	Grupo Santander January - June 2004

Corporate Governance

The Group made further progress in corporate governance during the second quarter.

In May, for the second year running, the Chairman sent a letter to all shareholders inviting them to make suggestions and ask questions that could be dealt with at the June 19 AGM. The idea was well received. A total of 993 letters were received from shareholders. The Chairman personally replied to all of them and set out the conclusions at the Meeting. As in 2003, the Board took into account the shareholders suggestions, in accordance with its policy of encouraging communication with shareholders and their participation in the bank.

Once the Meeting was called and well ahead of it, the agenda and all the agreements to be submitted for approval were made available to shareholders on the Group’s website. Prior to this, the Annual Report was available at the website.

The Meeting adopted important agreements regarding corporate governance. One of them was to eliminate the requirement of holding 100 shares in order to attend Meetings. As well as meeting the demands of some shareholders, this step was also aimed at encouraging greater participation in Meetings. Another major agreement was the approval of new Regulations of Shareholders’ Meetings which have been brought into line with the new regulatory requirements.

The Chairman also announced the following new measures:

•
Establish as a regular practice the participation in the Meeting of the Chairman of the Appointments and Remuneration Committee, in addition to the presence of the Chairman of the Auditing and Compliance Committee, as in 2003.

•	An external agency will evaluate from time to time the Board’s work and functioning.

•	The Board will establish a programme of continuous training for directors.

•	The possibility of voting by e-mail and delegation of voting by the same means was started at this Meeting.

The Meeting also approved the appointment of the Mutua Madrileña Automovilista, a car insurance company, as a non-executive (proprietary) director, represented by Mr. Luis Rodríguez Durón, in place of Mr. José Manuel Arburúa Aspiunza. With this appointment and by not covering the vacancy left by the death on May 8 of Mr. Antonio de Sommer Champalimaud, the Board has 20 members and holds around 9% of the capital stock. This is particularly important as it enhances the Board’s alignment with shareholders’ interests.

Some changes were also made during the second quarter to the Group’s website, largely in order to adapt the section on corporate governance to new regulatory requirements. The Group’s website received two significant prizes in June: one from the Spanish Association of Accounting and Business Administration for the Spanish company listed on the Ibex-35 index with the best Internet-supplied financial information, and, the other, from the Expansión economic daily, which chose the website as the best and most transparent one in the Spanish banking sector.

The Group’s efforts in corporate governance are reflected in the report published in April by Deminor Rating, the independent European agency which rates listed companies in matters of corporate governance. On the basis of a rigorous analysis, Deminor accorded Santander 8 out of 10.

Deminor Rating said the "rating reflects the superior overall performance of the company regarding its current corporate governance structures and functioning. The Bank is one of the leading corporate governance actors in Continental Europe". The full report is on the Group’s website (www.gruposantander.com) and also on Deminor’s (www.deminor-rating.com).

On April 13 the transfer of Group headquarters to Ciudad Grupo Santander, in Boadilla del Monte, on the outskirts of Madrid, began. At the time of this Report, 4,600 persons had been moved.

After the first transfers, a survey was carried out on the process, the facilities and the working environment. The result was generally positive (noteworthy aspects were the transfer process, the technology and the communication) and this enabled us to identify areas in need of improvement. The necessary measures are being taken.

All this helps to improve the work environment, communication and interaction between areas and departments, and as a consequence, will improve efficiency in the Group’s central operations.

Back to Contents

Investor Relations
Ciudad Grupo Santander
Edificio Pereda, 1st floor
Avda de Cantabria, s/n
28660 Boadilla del Monte
Madrid (Spain)
Tel.: 34 91 259 65 20 | 34 91 259 65 15 | 34 91 259 65 17 | 34 91 259 65 18
Fax: 34 91 257 02 45
e-mail: investor@gruposantander.com

FTSE4Good Index Series

Legal Head Office: Paseo Pereda, 9-12. Santander (Spain) | Tel.: 34942 20 61 00
Operational Head Office: Avda. de Cantabria, s/n. 28660. Boadilla del Monte. Madrid (Spain)

www.gruposantander.com

Item 2

Press release

Grupo Santander registers
first half net attributable profit of EUR 1,910 million

Ordinary net attributable profit in the first half of 2004 was EUR 1,551 million, an increase from the year-earlier first half of 20%. The increase was 48% if one-time capital gains of EUR 359 million are included.

Added to ordinary first half profits are the capital gains realized by the sale of 0.46% of Vodafone (EUR 241 million) and of 4% of Shinsei Bank (EUR 118 million) which were initially assigned to a reserve pending allocation until the end of the year. However, the need to present fully audited accounts at the close of the first half, owing to the offer for Abbey, required that these gains be included as profit during the half.

All business margins increased year-on-year, with a 13% increase in net operating income.

Strong growth in all the main business areas, with year-on-year increases of 14% in lending and 12% in customer funds.

Retail Banking in Europe obtained a profit of EUR 1,057 million, growth of 22%, owing to higher revenue and flat costs.

The business drive in Latin America resulted in an increase of 14% in lending and 12% in customer funds in local currencies. Profit from the region was EUR 667 million.

The main management ratios continue to improve: the efficiency ratio improved by nearly two points, to 47.1%, and profitability (ROE) by 2.2 points.

The non-performing loan rate continues to decline to 1.29%, as NPL coverage rises to 197.2%. For every euro of doubtful debt there are two in reserves.

Shareholders will receive on August 1st the first dividend against 2004 earnings, of 0.083 euros per share, an increase of 7.1%.

Comunicación Externa
Ciudad Grupo Santander - Edif. Arrecife - 3S - 2ª Plta.
28660 Bodilla del Monte (Madrid)
Tel.: 34 91 289 5188 Fax: 34 91 257 1039

Back to Contents

Madrid, July 26, 2004 - Grupo Santander’s net attributable profit rose by 48% in the first half of 2004 from the year-earlier half to EUR 1,910 million. This result comprises ordinary net attributable profit of 1.551 million euros, an increase of 20% from the year-earlier half, as well as capital gains of EUR 359 million, realized from the sale of 0.46% of Vodafone (EUR 241 million) and of 4% of Shinsei Bank (EUR 118 million). It was expected that these capital gains would be assigned to a reserve pending allocation, but the need to present fully audited accounts at the close of the first half, owing to the offer for Abbey, required that these gains be included as profit during the half. They will, nonetheless, contribute to strengthening the Group’s financial position during the second half.

Ordinary net attributable profit for the second quarter rose to EUR 809 million, the highest quarterly profit in the group’s history, and an increase of 19% from the second quarter of 2003. The first half results have continued the trends begun in the first quarter, with growth in all margins, and are underpinned by growth in the most recurring business areas, while capital gains have been allocated to voluntary reserves.

These results are the fruit of the Group’s efforts to increase revenues by strengthening its customer business, while maintaining controls on costs an improving risk quality. The implementation of this strategy has yielded significant increases en business volumes, the significant increase in half-year earnings and the continued improvement in profitability, efficiency and credit quality.

Results

The income statement in the first half of 2004 reflects the same fundamentals as last year, with an acceleration in growth rates. The strong increase in retail business has resulted in higher income and fees and commissions, which more than offsets negative factors such as the dollar depreciation against the euro and the decline in interest rates.

The improvements in both revenues and costs drove an increase in net operating income of 12.7% to EUR 3,268 million. This performance is underpinned by growth in revenues of 10.3%, nearly four times the rate of growth of costs, of 2.7%, which offset a 25.4% decline in trading income owing to market conditions during the second quarter of the year. These combined improvements have enabled the efficiency ratio to continue to improve so that total personnel and general costs come to 47.1 euros of every 100 euros in net operating revenue, compared to 48.9 euros in the first half of 2003.

Provisions for insolvencies declined by 7.4% to EUR 754 million, reflecting lower provisions for country risk. Amortization of goodwill fell sharply, to EUR 235 million from EUR 1,007 million during the same period in 2003. This was due to the allocation last year of EUR 681 million in accelerated amortizations of goodwill, practically the entire capital gain obtained by the of 24.9% of Santander Serfin to Bank of America. This capital gain explains to a large degree the difference between results for group transactions.

Comunicación Externa
Ciudad Grupo Santander - Edif. Arrecife - 3S - 2ª Plta.
28660 Bodilla del Monte (Madrid)
Tel.: 34 91 289 5188 Fax: 34 91 257 1039

Back to Contents

Contributions from equity accounted Group holdings, not including dividends, were EUR 235 millions. About double those of last year, swing to greater contributions from companies such as the Royal Bank of Scotland, Cepsa, Banque Comerciale du Maroc, Urbis and the Group’s insurance companies. Other results totalled a negative EUR 182 million, including various provisions and write-offs whose objective is to strengthen the balance sheet.

Group ordinary net attributable profit in the second half rose to EUR 1,551 million, up 20% from the year-earlier quarter. Earnings in the second quarter rose 9% to EUR 809 million from EUR 742 million in the first quarter of the year. If ordinary amortization of goodwill is added to this result, to facilitate international comparison of these results, the net attributable cash-basis profit comes to EUR 1,784 million.

Retail banking accounted for 81% of ordinary profit from the business areas. Retail banking in Europe, which registered a 22% increase in earnings to EUR 1,057 million, contributed 53%. Latin American retail banking contirbuted 28% with earnings of EUR 547 million, with a decline of 4.7%, due to sale of the 24.9% minority stake in Santander Serfin in February 2003 and to the depreciation of the dollar. Without these factors, net profit would have increased by 7.5%. The two global business areas – Assetment Management/Private Banking and Global Corporate Banking – contributed 19% of profit, or EUR375 million, an increase of 47.1%.

Business

Strength in retail banking was crucial to the Group’s performance in the first half, adding to the rebound already underway in the previous period, so that year-to-year growth rates improved for the sixth consecutive quarter, offsetting the continued negative impact of exchange rates, which came to 2.5 percentage points in the first six months of the year. Total managed funds came to EUR 476,955 million, up 7.7% from June 2003.

Comunicación Externa
Ciudad Grupo Santander - Edif. Arrecife - 3S - 2ª Plta.
28660 Bodilla del Monte (Madrid)
Tel.: 34 91 289 5188 Fax: 34 91 257 1039

Back to Contents

Grupo Santander lending rose by 13.6 from a year ago to EUR 192,186 million at the close of the half, excluding the impact of securitizations. Lending by the Santander Central Hispano branch network increased by 23%. Its mortgage lending grew by 34%, with nearly EUR 6.000 million mortgage loans generated by the Superoportunidad products during the first half. Financing for companies grew by 24%, with significant increases in priority segments such as small and medium enterprises (+18%) and micro-businesses (+34). Retail activity at Banesto grew by 36%, driven by the good performance in mortgage loans and business financing.

In consumer finance, Santander Consumer registered strong growth, with an increase in new business of 24%, notably in auto financing, which also grew by 24%. In Portugal, the focus continued to be on mortgages, which grew by 15%, as well as on consumer credit, which grew by 16%.

In Latin America - where the Group recorded net attributable income of EUR 667 million, a decline of 4.3%, or an increase of 4.2% excluding exchange rate effects – business performance is very positive. Lending in local currency terms rose by 14% in the region, with an increase of 36% in Brazil, 20% in Mexico and 11% in Chile.

The focus of these banks on retail business and the development of businesses deemed strategic (credit cards, cash management, trade finance, investment funds and insurance) has yielded higher growth in business with individuals and contributed to an increase in revenues from commissions of 27.3% dollar terms.

Comunicación Externa
Ciudad Grupo Santander - Edif. Arrecife - 3S - 2ª Plta.
28660 Bodilla del Monte (Madrid)
Tel.: 34 91 289 5188 Fax: 34 91 257 1039

Back to Contents

The growth in the Group’s lending has gone hand-in-hand with a decline in the non-performing loans ratio, so that the volume of doubtful and high-risk loans has fallen to 1.29% of lending from 1.67% a year earlier. The non-performing loan ration of the Group is 0.69% in Spain, 1.95% in consumer finance (Santander Consumer) and 2.97% in Latin America. At the same time, provision cover amounts to 197% so that for each euro of credit that has entered into default, there is a provision of nearly two euros. Loan-loss coverage was 296% in Spain and 147% in Latin America.

Total managed customer funds came to EUR 348,366 million at the end of June 2004, an increase of 9.7% (or three percentage points higher if the exchange rate effect is eliminated) from a year earlier.

In Spain, total deposits (less repurchase agreements), investment funds and pension plans grew by 12% through the end of June, compared to the same date a year earlier. The growth of 15.4% in current accounts was notable, while time deposits fell by 6.7%, in part because the of migration of these balances towards mutual funds, which rose by 19.5%. The Supergestión funds raised EUR 7.500 million during the first half, preserving the Group’s leadership in this area, with a market share of 28%. Assets under management in pension plans rose by 11.1% year-on-year.

In Latin America, the decline in interest rates prompted a transfer of savings from traditional deposits toward mutual funds. Total customer funds under management rose by 12% in local currency terms, with an increase of 6% in on-balance-sheet deposits, 30% in mutual funds and 15% in pension plans. In local currency terms, customer funds in Brazil grew by 18%, in Mexico by 12% and in Chile by 2%.

Capital

Eligible capital came to EUR 26,218 million at the end of June 2004, giving a surplus over minimum required BIS levels of EUR 8,849 million. The BIS ratio thus stood at 12.1%, Tier 1 at 8.1% and core capital ratio at 6.4%.

Comunicación Externa
Ciudad Grupo Santander - Edif. Arrecife - 3S - 2ª Plta.
28660 Bodilla del Monte (Madrid)
Tel.: 34 91 289 5188 Fax: 34 91 257 1039

Back to Contents

At June 30, goodwill pending amortization came to EUR 7,323 million, a reduction of EUR 976 million (-11.8%) from the previous year. A major factor in this reduction was the accelerated amortization of Banespa goodwill.

The Santander share and investment return

The share closed June at EUR 8.53, down 9.2% from the end of 2003 but 11.8% higher than June 2003. On June 30th, Grupo Santander’s market capitalization stood at EUR 40,674 million, making it the leading bank in Spain, second in the euro zone and 14th worldwide.

On August 1, the first dividend will be paid against this year’s earnings, at EUR 0.083 per share, an increase of 7.1% from the first payment last year.

Board of Directors

At the meeting of the Board of Directors of July 25th, Jaime Botín-Sanz de Sautuola communicated his decision to leave the Board, which he joined in 1960. The Board valued very highly the contribution of Jaime Botín during these years, in which the Group became the biggest bank in Spain and in Latin America.

To replace Jaime Botín as first vice-chairman at the recommendation of the Appointments and Compensation Committee, the Directors approved the appointment of Fernando de Asúa Álvarez, currently a non-executive director, according to the terms of Article 8 of the by-laws, which requires this procedure for the selection of a first vice-chairman.,

To fill the vacancy left on the Board by Jaime Botín’s departure, the board also approved the appointment of Javier Botín O’Shea as a non-executive proprietary director.

Also at the recommendation of the Appointments and Compensation Committee, the Board of Directors, approved the incorporation of Antonio Basagoiti Garcia-Tuñon to the Executive Committee.

This year, the insurance society Mutua Madrileña Automovilista increased its shareholding in Santander to 1.21%. On April 26, the Board of Santander approved the appointment of the Mutua Madrileña Automovilista as a new board member, represented by Luis Rodríguez Durón. The Board of Directors, which holds a combined 9% of the Bank’s share capital, is made up of 20 members, due to the vacancy of the seat held by Antonio Champalimaud, who passed away in May.

Grupo Santander’s workforce stood at 102,725 (34% of them in Spain), serving more than 41 million customers. The total number of shareholders came to 1,100,827, with 48.5% of share capital owned by resident investors.

Comunicación Externa
Ciudad Grupo Santander - Edif. Arrecife - 3S - 2ª Plta.
28660 Bodilla del Monte (Madrid)
Tel.: 34 91 289 5188 Fax: 34 91 257 1039

Back to Contents

Income statement
	Jan.-Jun. 04		Jan.-Jun. 03		Variation

	Mill. euros	%ATA	Mill. euros	%ATA	Amount	(%)

Interest revenues	8.693,6	4,92	8.778,4	5,31	(84,8)	(0,97)
Dividends	393,5	0,22	255,2	0,15	138,4	54,22
Interest expenses	(4.777,1)	(2,70)	(5.105,6)	(3,09)	328,5	(6,43)

Net interest revenue	4.309,9	2,44	3.927,9	2,37	382,0	9,73

Net fees and commissions	2.280,7	1,29	2.045,9	1,24	234,8	11,48

Basic revenue	6.590,6	3,73	5.973,8	3,61	616,8	10,32

Trading gains	435,3	0,25	583,9	0,35	(148,5)	(25,44)

Net operating revenue	7.025,9	3,98	6.557,7	3,96	468,2	7,14

Personnel and general expenses	(3.308,4)	(1,87)	(3.206,6)	(1,94)	(101,8)	3,17
a) Personnel expenses	(2.025,1)	(1,15)	(2.010,0)	(1,22)	(15,2)	0,75
b) General expenses	(1.283,2)	(0,73)	(1.196,6)	(0,72)	(86,6)	7,24
Depreciation	(359,8)	(0,20)	(377,6)	(0,23)	17,8	(4,71)
Other operating costs	(89,8)	(0,05)	(74,3)	(0,04)	(15,5)	20,82
Operating costs	(3.757,9)	(2,13)	(3.658,5)	(2,21)	(99,4)	2,72

Net operating income	3.268,0	1,85	2.899,2	1,75	368,8	12,72

Income from equity - accounted holdings	234,6	0,13	108,3	0,07	126,2	116,48
Less: Dividends from equity - accounted holdings	225,0	0,13	187,7	0,11	37,3	19,87
Earnings from Group transactions	(27,9)	(0,02)	729,1	0,44	(757,0)	—
Net provisions for loan - losses	(753,7)	(0,43)	(814,0)	(0,49)	60,4	(7,41)
Writedown of investment securities	(0,2)	(0,00)	0,3	0,00	(0,5)	—
Accelerated goodwill amortization	(2,4)	(0,00)	(691,2)	(0,42)	688,7	(99,65)
Other income	(181,8)	(0,10)	124,6	0,08	(306,4)	—

Ordinary income before taxes (cash-basis*)	2.536,5	1,44	2.356,3	1,42	180,2	7,65

Corporate tax	(470,1)	(0,27)	(435,0)	(0,26)	(35,1)	8,07

Net ordinary consolidated income (cash-basis*)	2.066,4	1,17	1.921,3	1,16	145,1	7,55

Minority interests	169,7	0,10	144,1	0,09	25,7	17,81
Dividend - preferred shareholders	112,7	0,06	168,3	0,10	(55,5)	(33,01)

Net ordinary attributable income (cash-basis*)	1.783,9	1,01	1.608,9	0,97	175,0	10,88

Ordinary goodwill amortization	(232,6)	(0,13)	(316,2)	(0,19)	83,6	(26,45)

Net ordinary attributable income	1.551,4	0,88	1.292,7	0,78	258,6	20,01

Extraordinary income from capital gains and extraordinaries allowances	359,0	0,20	0,0	0,00	359,0	—

Net attributable income (including extraordinaries)	1.910,4	1,08	1.292,7	0,78	617,6	47,78

(*) Before ordinary goodwill amortization.

Loans
Million euros			Variation

	30.06.04	30.06.03	Amount	(%)	31.12.03

Public sector	6.339,1	5.854,1	485,0	8,28	5.487,4
Private sector	112.812,8	94.498,3	18.314,5	19,38	103.515,6
Secured loans	53.827,1	41.667,7	12.159,4	29,18	47.999,6
Other loans	58.985,7	52.830,6	6.155,2	11,65	55.516,0
Non-resident sector	73.034,1	73.654,1	(620,0)	(0,84)	68.617,7
Secured loans	19.375,2	21.978,6	(2.603,4)	(11,85)	18.796,1
Other loans	53.658,9	51.675,5	1.983,4	3,84	49.821,6

Gross loans	192.186,0	174.006,5	18.179,6	10,45	177.620,7

Less: allowance for loan-losses	5.102,7	4.966,3	136,3	2,75	5.116,7

Net loans	187.083,4	169.040,2	18.043,2	10,67	172.504,0

Note: Doubtful loans	2.979,3	3.398,0	(418,7)	(12,32)	3.276,7
Public sector	0,9	2,1	(1,2)	(57,79)	0,9
Private sector	855,0	947,6	(92,6)	(9,77)	930,7
Non-resident sector	2.123,4	2.448,3	(324,8)	(13,27)	2.345,1

Comunicación Externa
Ciudad Grupo Santander - Edif. Arrecife - 3S - 2ª Plta.
28660 Bodilla del Monte (Madrid)
Tel.: 34 91 289 5188 Fax: 34 91 257 1039

Back to Contents

Customer funds
Million euros			Variation

	30.06.04	30.06.03	Amount	(%)	31.12.03

Public sector	10.475,3	19.563,1	(9.087,8)	(46,45)	9.225,9
Private sector	82.680,9	77.831,0	4.849,9	6,23	77.918,9
Demand deposits	26.254,7	22.748,7	3.506,0	15,41	25.089,2
Saving accounts	18.550,2	16.739,7	1.810,5	10,82	17.823,4
Time deposits	18.109,7	19.412,8	(1.303,1)	(6,71)	18.640,1
REPOs	19.007,2	18.835,2	172,1	0,91	16.348,5
Other accounts	759,1	94,6	664,6	702,80	17,7
Non-resident sector	76.376,1	73.166,4	3.209,7	4,39	72.190,7
Deposits	68.968,7	65.401,7	3.567,0	5,45	65.885,5
REPOs	7.407,4	7.764,7	(357,3)	(4,60)	6.305,2

Total customer deposits	169.532,3	170.560,4	(1.028,2)	(0,60)	159.335,6

Debt securities	47.052,0	34.579,1	12.472,8	36,07	44.441,2
Subordinated debt	11.687,7	11.710,7	(22,9)	(0,20)	11.221,1

Total customer funds on balance sheet	228.271,9	216.850,2	11.421,7	5,27	214.997,9

Total managed funds (off-balance sheet)	120.094,5	100.703,0	19.391,5	19,26	108.903,0

Mutual funds	89.772,9	73.542,1	16.230,9	22,07	80.502,0
Spain	67.720,7	56.655,3	11.065,4	19,53	60.725,4
Abroad	22.052,2	16.886,8	5.165,4	30,59	19.776,6
Pension funds	20.316,4	18.671,0	1.645,3	8,81	19.494,8
Spain	6.730,6	6.056,1	674,5	11,14	6.652,7
Individuals	5.786,0	5.250,2	535,9	10,21	5.767,7
Abroad	13.585,8	12.614,9	970,9	7,70	12.842,1
Managed portfolios	10.005,2	8.489,9	1.515,3	17,85	8.906,1
Spain	2.617,5	2.674,5	(56,9)	(2,13)	2.450,5
Abroad	7.387,6	5.815,4	1.572,2	27,04	6.455,6

Total customer funds	348.366,4	317.553,2	30.813,2	9,70	323.900,8

Shareholders' equity and capital ratios
Million euros			Variation

	30.06.04	30.06.03	Amount	(%)	31.12.03

Subscribed capital stock	2.384,2	2.384,2	0,0	0,00	2.384,2
Paid-in surplus	8.720,7	8.979,7	(259,0)	(2,88)	8.720,7
Reserves (includes net reserves at consolidated companies)	7.135,0	6.386,9	748,1	11,71	6.102,5

Total primary capital	18.240,0	17.750,9	489,1	2,76	17.207,4

Net attributable income	1.910,4	1.292,7	617,6	47,78	2.610,8
Treasury stock	(20,7)	(10,9)	(9,8)	89,64	(10,2)
Distributed interim dividend	0,0	0,0	0,0	—	(739,1)

Shareholders' equity at period-end	20.129,7	19.032,7	1.097,0	5,76	19.069,0

Interim dividend pending distribution	0,0	0,0	0,0	—	(369,6)
Final dividend	0,0	0,0	0,0	—	(335,7)

Shareholders' equity after
allocation of period-end results	20.129,7	19.032,7	1.097,0	5,76	18.363,7

Preferred shares	3.916,4	5.097,8	(1.181,4)	(23,17)	4.484,9
Minority interests	1.643,0	1.599,6	43,3	2,71	1.575,8

Shareholders' equity and minority interests	25.689,1	25.730,1	(41,1)	(0,16)	24.424,4

Basic capital (Tier I)	17.635,9	16.628,8	1.007,2	6,06	16.951,2
Supplementary capital	8.582,3	8.650,9	(68,6)	(0,79)	8.570,2

Eligible capital	26.218,3	25.279,7	938,6	3,71	25.521,4

Risk weighted assets (BIS criteria)	217.111,2	198.630,4	18.480,9	9,30	205.253,4

BIS ratio	12,08	12,73	(0,65)		12,43

Tier I	8,12	8,37	(0,25)		8,26

Excess (amount)	8.849,4	9.389,2	(539,9)	(5,75)	9.101,1

Comunicación Externa
Ciudad Grupo Santander - Edif. Arrecife - 3S - 2ª Plta.
28660 Bodilla del Monte (Madrid)
Tel.: 34 91 289 5188 Fax: 34 91 257 1039

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Central Hispano, S.A.

Date: July 27, 2004	By:	/s/ José Antonio Alvarez
		Name:	José Antonio Alvarez
		Title:	Executive Vice President